The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where such offer or sale is not permitted.

Filed Pursuant to Rule 424(B)(5)
File No. 333-138445

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION	November 6, 2006
(To Prospectus dated November 6, 2006)

$225,000,000
  % Convertible Senior Notes due 2026
NOTES

We are offering $225,000,000 aggregate principal amount of our % convertible senior notes due 2026.

We will pay % interest per annum on the principal amount of the notes, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2007. Interest will accrue on the notes from, and including, November , 2006 or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. Subject to prior repurchase or conversion, we will make at least 14 semiannual interest payments (including the interest payment on May 15, 2007) on the notes.

The notes will mature on November 15, 2026.

CONVERSION

The notes will be convertible into the consideration described in this prospectus supplement based on an initial conversion rate, subject to adjustment, of shares of our common stock per $1,000 principal amount of notes (which represents an initial conversion price of approximately $ per share of our common stock), in certain circumstances.

Holders may convert their notes if prior to November 15, 2025: (1) during any calendar quarter after the calendar quarter ending December 31, 2006 (and only during such calendar quarter), the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 98% of the average conversion value of the notes during the note measurement period; (3) upon the occurrence of specified corporate transactions; and (4) if we have called the notes for redemption.

In addition, holders may convert their notes at any time from, and including, October 15, 2013, to, and including, November 15, 2013, and at any time from, and including, November 15, 2025, to, and including, the close of business on the business day immediately preceding November 15, 2026.

Upon conversion, holders of notes will receive cash and, if applicable, shares of our common stock, or a combination thereof at our election, based on the sum of the “daily settlement amounts” described in this prospectus supplement for the 20 consecutive trading days that begin on, and include, the third trading day after the day the notes are tendered for conversion (subject to certain exceptions in connection with conversions during a period immediately preceding the maturity date of the notes as described in this prospectus supplement).

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before November 15, 2013 may in certain circumstances be entitled to an increased conversion rate.

REDEMPTION AND REPURCHASE

On or after November 15, 2013, we may at any time and from time to time at our option redeem the notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. We will make at least 14 semi-annual interest payments (including the interest payment on May 15, 2007) on the notes before we can redeem them.

On each of November 15, 2013, November 15, 2016 and November 15, 2021, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date.

Holders may require us to repurchase all or a portion of their notes upon a fundamental change, as described in this prospectus supplement, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

RANKING

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness and will be structurally subordinated to all of our future secured indebtedness. As of the date of this prospectus supplement, we had no outstanding secured indebtedness.

The notes will be effectively subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of the date of this prospectus supplement, our subsidiaries had no material liabilities to which the notes would be structurally subordinated.

LISTING

The notes will not be listed on any securities exchange or quoted in any automated quotation system.

Our common stock is listed on the NASDAQ Global Select Market under the ticker symbol “ARRS.” On November 3, 2006, the last reported sale price of our common stock on the NASDAQ Global Select Market was $12.70 per share.

Investing in the notes involves significant risks. See “Risk factors” beginning on page S-16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

We have granted to the underwriters the option to purchase up to an additional $33.75 million aggregate principal amount of notes to cover over-allotments, if any. The underwriters have 30 days from the date of this prospectus to exercise this option.

We expect that the notes will be ready for delivery in book-entry-only form through The Depository Trust Company on or about November   , 2006.
Joint Book-Running Managers

UBS Investment Bank	Deutsche Bank Securities

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement, the accompanying prospectus and any such “free writing prospectus.” We are not making an offer to sell the notes in any jurisdiction where the offer or sale of the notes is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such “free writing prospectus” or the documents incorporated therein by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

We have registered the ARRIS trademark and own the Cadant®, Cornerstone®, Touchstonetm, Voice Porttm, and TeleWire Supplytm trademarks, among others. All other trademarks appearing in this prospectus supplement are the property of their respective holders. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of, us by these other parties.

.1

Prospectus summary

This summary highlights information contained or incorporated into this prospectus supplement, or the accompanying prospectus and the documents incorporated into it by reference. Because this is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference carefully, including the section entitled “Risk factors.”

Unless we indicate otherwise in this prospectus supplement, “ARRIS,” “we,” “us” and “our” refer to ARRIS Group, Inc. and our consolidated subsidiaries, unless the context otherwise requires. In addition, the information in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional notes.

OVERVIEW

We are a global communications technology company specializing in the design and engineering of broadband networks. We develop, manufacture and supply cable telephony, video and high-speed data equipment, as well as outside plant construction and maintenance equipment for cable system operators. We provide products and equipment principally to the cable television market and, more specifically, to operators of multiple cable systems, or MSOs, on a worldwide basis. Our products allow cable system operators and broadband service providers to deliver a full range of integrated voice, video and high speed data services to their subscribers. In addition, we are a leading supplier of infrastructure products used by cable system operators in the build-out and maintenance of hybrid fiber-coaxial, or HFC, networks.

INDUSTRY

In recent years, the technology used in cable systems has evolved significantly. Historically, cable systems offered only one-way analog video service. Due to technological advancements and large investments in infrastructure upgrades, these systems have evolved to become two-way broadband systems delivering high-speed, high-volume, interactive services. MSOs have over the years aggressively upgraded their networks to cost-effectively support and deliver enhanced video, voice and data services. As a result, MSOs have been able to use broadband systems to increase their revenues by offering enhanced interactive subscriber services, such as high-speed data, telephony, digital video and video on demand, and to effectively compete against other broadband communications technologies, such as digital subscriber line (DSL), direct broadcast satellite (DBS), fiber to the home (FTTH) and fixed wireless. Delivery of enhanced services also has helped MSOs offset slowing basic video subscriber growth, reduce their subscriber churn and enabling them to compete against alternative video providers; in particular, direct broadcast satellite, or DBS.

A key factor supporting the growth of broadband systems is the powerful growth of the Internet. Rapid growth in the number of Internet users, their desire for higher Internet access speeds, and more high-volume interactive services have created demand for our products. Another key factor supporting the growth of broadband systems is the evolution of video services being offered to consumers. Video on demand and high definition television are two key video services expanding the use of MSOs’ broadband systems. The increase in volume and complexity of the signals transmitted through the network and emerging competitive pressures from telephone companies with DSL and fiber to the premises (FTTP) offerings are pushing cable operators to deploy new technologies as they evolve. Further, MSOs are looking for products and technologies that are flexible, cost effective, easily deployable and scalable to meet future demand. Because the technologies are evolving and the services delivered are growing in complexity and volume, MSOs need equipment that provides the necessary technical capability at a reasonable cost at the time of initial deployment and the flexibility to accommodate technological advances and network expansion post initial deployment.

One of the fastest growing services in the cable market is cable telephony. Cable telephony allows MSOs to offer their customers local and long distance residential telephone service. Constant bit rate, or CBR, technology was the technology of choice to offer telephone services until late 2004. Rapid maturation of voice over Internet protocol (VoIP) technology in 2003 and 2004 resulted in PacketCable® certified Internet protocol technology as the technology of choice for offering next-generation cable IP telephony services and, as a result, 2005 became a breakout year for the deployment of IP based voice services in the cable market. PacketCable® certified Voice over IP, or Cable VoIP, permits cable operators to utilize the ubiquitous IP protocol to deliver toll-quality cable telephony and provides an extremely cost effective mechanism to the cable operators to provide voice services. The broad adoption of IP telephony by the cable operators could potentially cannibalize the deployment of data-only cable modems because the customer premises devices that support VoIP also offer high speed data access. We are a leading supplier of both head-end and customer premises equipment for VoIP services over cable.

To date, MSOs have offered digital television signals to subscribers using proprietary technologies offered by a limited set of vendors, led principally by Scientific-Atlanta (recently acquired by Cisco) and Motorola. The technologies that have enabled high-speed data and VoIP across the cable plant are, with modification, also applicable to video. MSOs are beginning to investigate Video over IP as an alternative and are engaging the vendor community, including ARRIS, in discussions. The advantage to the operator is to migrate to one common backbone/technology for all services, and to eliminate proprietary video technology. We are actively developing products to compete in the emerging Video over IP market.

OUR PRINCIPAL PRODUCTS

A broadband cable system consists of three principal components:

Headend. The headend is a central point in the cable system where signals are received via satellite and other sources. Interfaces that connect the Internet and public switched telephony networks are located in the headend. The headend organizes, processes and retransmits those signals through the distribution network to subscribers.

Distribution Network. The distribution network consists of fiber optic and coaxial cables and associated optical and electronic equipment that allocates the combined signals from the headend and transmits them throughout the cable system to network nodes.

Subscriber Premises. Cable drops extend from nodes to subscribers’ homes and connect to a subscriber’s television set, set-top box, telephony network interface device or high speed cable modem.

We provide cable system operators with a comprehensive product offering. We divide our product offerings into two categories:

Broadband:

VoIP telephony products, including a cable modem termination system (CMTS)

High-speed data products, including CMTS

Video / IP headend products

Supplies & Customer Premises Equipment (CPE):

Infrastructure products for fiber optic or coaxial networks built under or above ground, including cable and strand, vaults, conduit, drop materials, tools, connectors, and test equipment

VoIP telephony CPE, embedded multimedia terminal adapters (EMTA)

High-speed data CPE, cable modems

Voice over IP and Data Products

Headend—The heart of a Voice over IP headend is a CMTS. A CMTS, along with a call agent, a gateway, and provisioning systems provide the ability to integrate the Public-Switched Telephone Network, or PSTN and high-speed data services over a HFC network. The CMTS provides the software and hardware to allow IP traffic from the Internet or traffic used in VoIP telephony to be converted for use on HFC networks. It is also responsible for initializing and monitoring all cable modems and EMTAs connected to the HFC network. We provide two products, the Cadant® C4tm CMTS and the Cadant® C3tm CMTS, used in the cable operator’s headend that provide VoIP and high-speed data services to residential or business subscribers.

Subscriber Premises—Subscriber premises equipment includes Data Over Cable Service Interface Specification (DOCSIS) 2.0 certified cable modems for high-speed data applications as well as Euro-DOCSIS certified versions and PacketCable Certified EMTAs for VoIP applications in both DOCSIS and Euro-DOCSIS networks. The PacketCable solution builds on DOCSIS 2.0 and its quality of service enhancements to support lifeline telephony deployed over HFC networks. Our Touchstonetm product line provides carrier-grade performance to enable operators to provide all data, telephony and video services on the same network using common equipment. The Touchstonetm product line consists of the Touchstonetm CM450 series of cable modems, the Touchstonetm TM402 and TM502 series of telephony modems for indoor applications and the Touchstonetm Telephony Port TP40x for outdoor deployments.

Video/IP Products

Headend—We market our Video / IP headend equipment under the Keystonetm brand name. The first Keystone product for the headend is the Keystone D5tm Digital Multimedia Termination System (DMTStm). The Keystonetm D5 converts digital video and IP data into radio frequency signals that can be transmitted on the cable service providers’ HFC plant. The Keystonetm D5 is compatible with DOCSIS 2.0 cable modems and Motion Picture Experts Group-2, or MPEG-2, set top boxes. It is a highly dense device with 48 channels in two rack units (3.5 inches) of rack space. Each channel is capable of transmitting up to 10 TV signals or up to 40 Mbps of data. The Keystonetm D5 is ideal for service providers deploying video on demand service where many unicast channels are required. The Keystonetm D5 is also forward compatible with emerging modular CMTS (M-CMTStm) standards being developed by CableLabs in 2005-2006. A cable service provider can deploy the Keystonetm D5 DMTS today for MPEG-2 digital video applications and convert it to modular CMTS and IPTV applications in the future.

Constant Bit Rate Products

Historically, we have offered a number of constant bit rate products. These CBR products have included, for headend equipment, our products under the brand name Cornerstone® Voice, and for subscriber premises, our products marketed under the brand name Cornerstone® Voice Porttm.  However, as discussed in more detail above, since 2004, our customers have been migrating from CBR to VoIP. We expect that CBR product revenues will continue to decline as end of life purchase orders are expected to be completed in 2007.

Cable Plant Infrastructure Products

We offer a variety of products that are used by MSOs to build and maintain their cable plants. Our products are complemented by our extensive channel-to-market infrastructure, which is focused on providing efficient delivery of products from stocking or drop-ship locations.

We believe the strength of our product portfolio is our broad offering of trusted name-brand products and strategic proprietary product lines and our experience in distribution. Our name-brand products are manufactured to our specifications by manufacturing partners. These products include taps, line passives, house passives and premises installation equipment marketed under our Regal brand name; MONARCHtm aerial and underground plant construction products and enclosures; Digicon premium

F-connectors; and FiberTel fiber optic connectivity devices and accessories. Through our product selection, we are able to address substantially all broadband infrastructure applications, including fiber optics, outside plant construction, drop and premises installation, and signal acquisition and distribution.

We also resell products from hundreds of strategic supplier-partners, which include widely recognized brands to small specialty manufacturers. Through our strategic supplier-partners, we also supply ancillary products like tools and safety equipment, testing devices and specialty electronics.

Our customers benefit from our inventory management and logistics capabilities and services. These services range from just-in-time delivery, product “kitting,” specialized electronic interfaces, and customized reporting, to more complex and comprehensive supply chain management solutions. These services complement our product offerings with advanced channel-to-market and logistics capabilities, extensive product bundling opportunities, and an ability to deliver carrier-grade infrastructure solutions in the passive transmission portions of the network. The depth and breadth of our inventory and service capabilities enable us to provide our customers with single supplier flexibility.

SALES AND MARKETING

We are positioned to serve customers worldwide with a strong sales organization complemented by our sales engineering team. Our sales engineering team assists customers in system design and specification and can promptly be on-site to resolve any problems that may arise during the course of a project. We maintain sales offices in Colorado, Georgia and Pennsylvania in the United States, and in Chile, Hong Kong, Ireland, Japan, Korea, the Netherlands, and Spain. Additionally, we have partnership agreements in various countries and regions with value-added resellers (VARs), which extend our sales presence into markets without established sales offices. We also maintain an inside sales group that is responsible for regular phone contact, prompt order entry, timely and accurate delivery, and effective sales administration.

Our marketing and product management teams focus on each of the various product categories and work with our engineers and various technology partners on new products and product enhancements. These teams are responsible for inventory levels and pricing, delivery requirements, analysis of market demand, and product positioning and advertising.

We are committed to providing superior levels of customer service by incorporating innovative customer-centric strategies and processes supported by business systems designed to deliver differentiating product support and value-added services. We have implemented advanced customer relationship management programs to bring additional value to our customers and provide significant value to our operations management. Through these information systems, we can provide our customers with product information ranging from operational manuals to the latest in order processing information. Through on-going development and refinement, these programs will help to improve our productivity and enable us to further improve our customer-focused services.

CUSTOMERS

We sell our products worldwide. Our broadband products can be deployed not only by cable system operators, but also by traditional telephone companies, electric utilities and others if they are using HFC designs. Our four largest customers (including their affiliates, as applicable) are Comcast, Cox Communications, Liberty Media International, and Time-Warner Cable. Over the past year, the affiliates included in our revenues from these customers have changed as a result of mergers and acquisitions. Therefore, the revenue for our customers for prior periods has been adjusted to include, on a comparable basis for all periods presented, the affiliates currently understood to be under common control. Our sales to these customers for years ended December 31, 2003, 2004, 2005 and the nine months ended September 30, 2006 were:

	Year ended December 31,			Nine months ended
	2003	2004	2005	September 30, 2006

	($ in millions)

Comcast	$153.7	$126.2	$163.3	$248.0
% of sales	35.4%	25.8%	24.0%	37.8%
Cox Communications	$104.3	$106.3	$116.7	$73.5
% of sales	24.0%	21.7%	17.2%	11.2%
Liberty Media International	$46.1	$84.9	$104.4	$70.1
% of sales	10.6%	17.3%	15.3%	10.7%
Time-Warner Cable	$14.1	$32.5	$72.3	$57.8
% of sales	3.2%	6.6%	10.6%	8.8%

No other customer accounted for more than 10% of total sales for the years ended December 31, 2003, 2004, or 2005 or for the nine months ended September 30, 2006. Although with some of our customers we have general purchase agreements, the vast majority of our sales, whether to customers with general purchase agreements or otherwise, result from periodic purchase orders.

As the U.S. cable industry has continued a trend toward consolidation, the five largest MSOs, Cablevision Systems Corporation, Comcast, Cox Communications, Liberty Media International and Time-Warner Cable, gained control over 87.0% of the U.S. cable market (according to Dataxis in the third quarter of 2005, adjusted to reflect merger and acquisition activities subsequent to the date of the report), thereby making our sales to those MSOs critical to our success.

INTERNATIONAL OPPORTUNITIES

Our international revenue is generated from Asia-Pacific, Europe, Latin America and Canada. The Asia-Pacific market primarily includes China, Japan, Korea, Singapore, and Taiwan. The European market primarily includes Austria, Belgium, France, Germany, the Netherlands, Norway, Poland, Portugal, Spain, Sweden and Switzerland. The Latin American market primarily includes Argentina, Brazil, Chile, Mexico and Puerto Rico. Revenues from international customers were approximately 18.9%, 25.2% and 27.1% of total revenues for 2003, 2004 and 2005, respectively, and 26.5% and 24.9% of total revenues for the nine months ended September 30, 2005 and 2006, respectively.

We continue to strategically invest in worldwide marketing and sales efforts, which have yielded some promising results in several regions. We currently maintain international sales offices in Chile, Hong Kong, Ireland, Japan, Korea, the Netherlands and Spain.

RESEARCH AND DEVELOPMENT

We are committed to the development of new technology and rapid innovation in the evolving broadband market. New products are developed in our research and development laboratories in Suwanee, Georgia; Lisle, Illinois; and Cork, Ireland. We form strategic alliances with world-class producers and suppliers of complementary technology to provide “best-in-class” technologies focused on revenue generating, deployable solutions.

We believe that our future success depends on rapid adoption and implementation of broadband local access industry specifications, as well as rapid innovation and introduction of technologies that provide service and performance differentiation. To that end, we believe that the Cadant® C4 CMTS product line continues to lead the industry in areas such as fault tolerance, wire-speed throughput and routing, and density. The Cadant® C3 CMTS is designed for small to mid-size operators who are looking for a CMTS that delivers superior RF performance while only occupying one rack unit of space for delivering high-speed data services, including Virtual Private Network, or VPN, services. The Touchstonetm product line offers a wide-range of DOCSIS, Euro-DOCSIS and PacketCable certified products, including Touchstonetm Cable Modems, Touchstonetm Telephony Modems and Touchstonetm Telephony Ports. The Keystone D5 DMTS, which began shipping in sample volumes in the fourth quarter of 2005, is the first dense edge QAM to provide a forward path to the modular CMTS of the future. These products are continuously being enhanced to include innovations that improve subscriber experience and help control the MSOs’ operational expenditures.

Research and development expenses were $62.9 million, $63.4 million and $60.1 million in 2003, 2004 and 2005, respectively. and $45.1 million and $50.5 million in the first nine months of 2005 and 2006, respectively.

INTELLECTUAL PROPERTY

We have an aggressive program for protecting our intellectual property. As of September 30, 2006, the program consists of maintaining our portfolio of 78 issued patents (both U.S. and foreign) and pursuing patent protection on new inventions (currently more than 142 U.S. patent applications and U.S. provisional patent applications are pending plus 37 pending foreign applications). In our effort to pursue new patents, we have created a process whereby employees may submit ideas of inventions for review by management. The review process evaluates each submission for novelty, detectability, and commercial value. Patent applications are filed on the inventions that meet the criteria. ARRIS has 45 registered or pending trademarks.

Our patents and patent applications generally are in the areas of telecommunications hardware and software and related technologies. Our recent research and development has led to a number of patent applications in technology related to DOCSIS. Our January 2002 purchase of the assets of Cadant® resulted in the acquisition of 19 U.S. patent applications, seven Patent Convention Treaty (PCT) applications, five trademark applications, one U.S. registered trademark and five registered copyrights. The Cadant® patents are in the area of CMTS. Our March 2003 purchase of the assets of Atoga Systems resulted in the acquisition of five U.S. patent applications, which also have been filed as PCT applications. Our Atoga patents are in the area of network traffic flow. In August 2003, we acquired various assets of Com21, Inc. Included in those assets were 16 issued U.S. patents plus 18 U.S. patent applications. The Com21 patents cover a wide range of technologies, including wide area networks, fiber and cable systems, automated teller machine networks and CMTS. In 2005, we acquired assets of coaXmedia, Inc. including seven currently pending U.S. patent applications, primarily in the field of providing broadband access in a multi-user environment.

For technology that is not owned by us, we have a program for obtaining appropriate licenses with the industry leaders to ensure that the strongest possible patents support the licensed technology. In addition, we have formed strategic relationships with leading technology companies that will provide us with early access to technology and will help keep us at the forefront of our industry.

We have a program for protecting and developing trademarks. This program consists of procedures for the use of current trademarks and for the development of new trademarks. This program is designed to ensure that our employees properly use those trademarks and any new trademarks that are expected to develop strong brand loyalty and name recognition. This is intended to protect our trademarks from dilution or cancellation.

PRODUCT SOURCING AND DISTRIBUTION

Our product sourcing strategy centers on the use of contract manufacturers to subcontract production. Our largest contract manufacturers are Solectron, Mitsumi, Plexus Services Corporation, Flextronics, and ASUSTeK Computer Inc. The facilities owned and operated by these contract manufacturers for the production of our products are located in China, Ireland, Mexico, the Philippines, and the United States.

We have standard agreements with each of these companies. We provide these vendors with a 6-month or 12-month rolling, non-binding forecast, and we typically have a minimum of 60 days of purchase orders placed with them for product. Purchase orders for delivery within 60 days are generally not cancelable. Purchase orders with delivery past 60 days generally may be cancelled with penalties in accordance with each vendor’s terms. Each contract manufacturer provides us with an 18-month warranty.

We distribute a substantial number of products that are not designed or trademarked by us in order to provide our customers with a comprehensive product offering. For instance, we distribute hardware and installation products that are distributed through regional warehouses in North Carolina, California, Japan, and the Netherlands and through drop shipments from our contract manufacturers located throughout the world.

RECENT DEVELOPMENTS

The information set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and their related notes, included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which report is incorporated by reference into this prospectus supplement. See “Incorporation of certain documents by reference.”

In the first nine months of 2006 we continued to make progress toward our long-term goal of increasing our position as a leading worldwide provider of broadband access products and services. Our long-term business strategy includes the following key elements:

Transition to VoIP with an “Everything IP, Everywhere” philosophy and build on current market successes;

Leverage our current voice and data business;

Strengthen and grow our supplies infrastructure distribution channel;

Expand our existing product/services portfolio through internal developments, partnerships and acquisitions; and

Maintain and improve an already strong capital structure and expense structure.

Below is a summary of some key year to date highlights:

Our sales, net income, cash from operating activities and net income per share have improved significantly as compared to the same period in 2005.

	Nine months ended September 30,
	2005	2006	Increase

	(in millions, except
	per share data)

Sales	$499.1	$657.0	$157.9
Net income	$29.5	$72.0	$42.5
Cash provided by (used in) operating activities	$(9.1)	$77.2	$86.3
Net income per common share
Basic	$0.31	$0.67	$0.36
Diluted	$0.31	$0.66	$0.35

The VoIP market continued to grow as MSOs continued their rollout of IP telephony to meet increased subscriber demand for a broader array of services. We leveraged our existing market position in IP-based telephony with superior product offerings to increase sales of both EMTA and CMTS products.

We expect demand for CMTS products will continue to increase in future periods as new services and competition between our customers and their competitors intensifies the need to provide ever faster download speeds requiring added CMTS capacity and features.

In the third quarter of 2006, we announced that we commenced shipping our Cadant® C4 CMTS to Time Warner, a key new account for this product.

We experienced substantial growth in EMTA unit sales and revenues year over year and we anticipate continued growth in the fourth quarter of 2006. The rate of future growth for EMTA sales is expected to be lower than what we have experienced to date as many of our customers have now passed through the initial launch stage. Our ultimate level of sales of EMTAs will be affected by, but not limited to, such factors as the success our customers have marketing IP telephony to their subscribers in the future, the success our customers have retaining their IP telephony subscribers in the future, competitive factors affecting our market share including price, and the timing and success of new product introductions.

Sales of our CBR products, consistent with the expectation that we previously disclosed, decreased significantly year over year and quarter over quarter as this product line nears the end of its life. We anticipate sales of CBR products to further decline in 2007 as end of life purchase orders are expected to be substantially fulfilled.

Our order backlog was $122.0 million and our book to bill ratio was 0.88 in the third quarter of 2006, both of which modestly declined from the second quarter of 2006. Two factors are contributing to this decline. First, we continue to fulfill orders which span multiple quarters for last time buys of our CBR products. Second, we continue to observe a shortening of the lead times for orders.

Gross margin percentage in the third quarter of 2006 was 27.6%, which compares to 29.0% in the second quarter of 2006. This decrease, consistent with the expectation that we previously disclosed, reflects a change in product mix as we sold less CBR product (which earns a higher than the company average gross margin) and more EMTAs (which earn a lower than the company average gross margin). Partially offsetting the mix impact was an increase in margins related to our EMTA products as we sold more of our new cost reduced product. We anticipate that our gross margins as a percent of sales will improve in the fourth quarter of 2006 as compared to the third quarter as we expect to sell proportionately more of our cost reduced 500-series EMTAs (which earn higher gross margins than the 400-series). The ultimate result is dependent upon several factors including, but not limited to: product mix, attainment of cost reductions, and competitive price pressure.

We invested $16.1 million in research and development in the third quarter of 2006 and $50.5 million for the nine months ended September 30, 2006, including certain license fees paid or accrued for UTStarcom described below. Key products we expect to launch this year include: our Keystone D5 Digital Multimedia Termination System, a wireless EMTA gateway, a multiline EMTA, a T1/E1 MTA, and our FlexPath wideband products including a wideband modem. In the second quarter, we completed the introduction of the 500-series EMTAs and the TM508 and TM512 multiline EMTAs. We also completed the introduction of EMTA versions that fully comply with European Union mandated hazardous materials standards known as Restriction on Hazardous Substances.

In April 2006, we announced that we entered into a joint development, licensing and supply agreement with UTStarcom that will enable the fourth leg of the quadruple play for cable MSOs worldwide. The joint solution will allow customers with Wi-Fi enabled handsets to seamlessly roam between their cellular and Wi-Fi connections, or a service commonly referred to as fixed mobile convergence, or FMC.

We anticipate that we will utilize all, or the vast majority, of our non equity compensation related federal and state net operating losses (NOLs) in 2006. As a result, we expect that in 2007 we will begin to record income tax expense at a full rate of approximately 38.5%. Depending upon our actual results for 2006 it is possible we may have insufficient non equity compensation related NOLs to shelter all of our 2006 income and as a result may incur a higher tax expense in the fourth quarter of 2006 than we have predicted.

In the fourth quarter of 2006, we will be further analyzing the valuation allowance we have recorded to reduce our deferred tax assets to zero. We first recorded a valuation allowance in 2001 and have continued to adjust it so that the current value of our deferred tax assets remains zero. We have done so as a result of our historical losses. At the end of 2005, we continued to be in a three year cumulative loss position. Our projected income for the full year 2006 is expected to result in a three year cumulative positive net income position entering 2007. As a result we anticipate that we may reverse a significant portion of our valuation allowance in the fourth quarter of 2006. At the end of the third quarter 2006, the valuation allowance was approximately $65.0 million.

OUR CORPORATE INFORMATION

Our principal executive office is located at 3871 Lakefield Drive, Suwanee, Georgia 30024, and our telephone number is (678) 473-2000. We also maintain a website at www.arrisi.com. Our website and the information contained therein are not a part of this prospectus supplement.

The offering

Issuer	ARRIS Group, Inc.

Notes	$225 million aggregate principal amount of % convertible senior notes due November 15, 2026. We have granted to the underwriters an option to purchase up to $33.75 million aggregate principal amount of additional notes, solely to cover over-allotments, if any.

Maturity	The notes will mature on November 15, 2026, unless earlier redeemed, purchased, repurchased or converted.

Interest payment dates	We will pay % interest per annum on the principal amount of the notes, payable semiannually in arrears on November 15 and May 15 of each year, starting on May 15, 2007, to holders of record at the close of business on the preceding November 1 and May 1, respectively. Interest will accrue on the notes from, and including, November , 2006 or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. Subject to prior repurchase or conversion, we will make at least 14 semiannual interest payments (including the interest payment on May 15, 2007) on the notes.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of our future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. As of the date of this prospectus supplement, we had no outstanding secured indebtedness and no material indebtedness or other obligations, to which the notes would be structurally subordinated. In connection with possible future acquisitions and other business activities, we and our subsidiaries may enter into a secured credit facility, and the notes would likely be structurally subordinated to any indebtedness incurred under such secured credit facility. See “Description of notes—Ranking.”

Conversion rights	The notes will be convertible based on an initial conversion rate, subject to adjustment, of shares of our common stock per $1,000 principal amount of notes (which represents an initial conversion price of approximately $ per share of our common stock), only in the following circumstances and to the following extent:

 prior to November 15, 2025 the notes will be convertible during any calendar quarter after the calendar quarter ending December 31, 2006 (and only during such calendar quarter), if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120%

of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

 prior to November 15, 2025, the notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 98% of the average conversion value of the notes during the note measurement period;

prior to November 15, 2025, the notes will be convertible if we make certain distributions on our common stock or engage in certain transactions;

prior to November 15, 2025, a note will be convertible if we call such note for redemption; and

 at any time from, and including, October 15, 2013, to, and including, November 15, 2013 and at any time from, and including, November 15, 2025, to, and including, the close of business on the business day immediately preceding November 15, 2026.

Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 20 trading days during the “cash settlement averaging period.”

The “cash settlement averaging period” with respect to any note means (a) for notes that are converted at any time on or after the 23rd scheduled trading day immediately preceding the maturity date, the 20 consecutive trading days beginning on, and including, the 20th scheduled trading day prior to the maturity date; and (b) in all other instances, the 20 consecutive trading days beginning on, and including, the third trading day following the conversion date.

The “daily settlement amount” for a given trading day consists of:

cash (the “principal return”) equal to the lesser of $50 and the “daily conversion value;” and to the extent the daily conversion value exceeds $50 and subject to the immediately succeeding paragraph, a number of shares (the “daily share amount”) equal to:

the excess of the daily conversion value over $50, divided by the volume weighted average price of our common stock on that trading day.

By the close of business on the business day prior to the first scheduled trading day of the applicable cash settlement averaging period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”) and we will notify holders of such cash percentage by notifying the trustee (the “cash percentage notice”). With respect to any notes that are converted on or after the 23rd scheduled trading day prior to the maturity date, the cash percentage that we specify for the corresponding cash settlement averaging period will apply to all conversions occurring on or after the 23rd scheduled trading day prior to the maturity date. If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable cash settlement averaging period will equal: (i) the cash percentage, multiplied by (ii) the daily share amount for such trading day (assuming we had not specified a cash percentage), multiplied by (iii) the volume weighted average price of our common stock for such trading day. The number of shares deliverable in respect of each business day in the applicable cash settlement period will be a percentage of the daily share amount (assuming we had not specified a cash percentage) equal to 100% minus the cash percentage. If we do not specify a cash percentage by the close of business on the business day prior to the first scheduled trading day of the applicable cash settlement averaging period, we must settle 100% of the daily share amount for each trading day in such cash settlement averaging period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares.

The “daily conversion value” on a given trading day means one-twentieth of the product of the applicable conversion rate and the volume weighted average price of our common stock on that trading day.

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before November 15, 2013, may in certain circumstances be entitled to an increased conversion rate.

See “Description of notes—Conversion rights.”

Sinking fund	None.

Redemption of notes at our option	On or after November 15, 2013, we may at any time and from time to time at our option redeem the notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of the notes—Redemption of notes at our option.”

Purchase of notes by us at the option of the holder	On each of November 15, 2013, November 15, 2016 and November 15, 2021, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. See “Description of the Notes—Purchase of notes by us at the option of the holder.”

Rights of holder to require us to repurchase notes if a fundamental change occurs	If a fundamental change, as described in this prospectus supplement, occurs, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

See “Description of notes—Holders may require us to repurchase their notes upon a fundamental change.”

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any accrued and unpaid interest may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of notes—Events of default.”

Certain U.S. federal income tax considerations	For a discussion of the U.S. federal income tax treatment of the conversion of the notes, as well as the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted, see “Certain U.S. federal income tax considerations.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $218.1 million (or approximately $250.9 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, including funding future acquisitions. See “Use of proceeds.”

DTC eligibility	The notes will be issued in book-entry-only form and will be represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of notes—Form, denomination and registration of notes.”

For a more complete description of the terms of the notes, see “Description of notes.” For a more complete description of our common stock, see “Description of capital stock.”

Summary consolidated financial data

The following table sets forth summary financial data and other data as of and for the years ended December 31, 2003, 2004 and 2005 and as of and for the nine months ended September 30, 2005 and 2006. This summary financial data has been derived from, and is qualified by reference to, our consolidated financial statements. You should read the information set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and their related notes, included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which reports are incorporated by reference into this prospectus supplement and are on file with the SEC. For more details on how you can obtain our SEC reports incorporated by reference into this prospectus supplement, see “Where you can find additional information.”

				Nine months ended
	Year ended December 31,			September 30,
	2003	2004	2005	2005	2006

				(unaudited)
	(in thousands, except per share data)

Consolidated statement of operations data:
Net sales	$433,986	$490,041	$680,417	$499,082	$656,980
Cost of sales	307,726	343,864	489,703	366,230	473,554

Gross margin	126,260	146,177	190,714	132,852	183,426

Operating expenses	188,120	168,250	136,986	100,317	115,905
Operating income (loss)	(61,860)	(22,073)	53,728	32,535	67,521
Income (loss) from continuing operations before income taxes	(47,664)	(30,402)	51,788	29,703	74,473

Net income (loss) from continuing operations	(47,664)	(30,510)	51,275	29,461	71,911

Income from discontinued operations	351	2,114	208	56	124

Net income (loss)	$(47,313)	$(28,396)	$51,483	$29,517	$72,035

Net income (loss) per common share:
Basic	$(0.62)	$(0.33)	$0.53	$0.31	$0.67
Diluted	$(0.62)	$(0.33)	$0.52	$0.31	$0.66
Consolidated cash flow data:
Cash flows from operating activities	$14,895	$21,532	$25,458	$(9,104)	$77,209
Cash flows from investing activities	(17,326)	(77,575)	13,859	23,919	17,192
Cash flows from financing activities	(21,096)	6,233	10,897	8,307	10,284
Other data:
EBITDA(1)	$16,528	$14,278	$62,738	$38,627	$76,100

	As of September 30, 2006
	Actual	As adjusted(2)

	(unaudited, in thousands)

Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$209,971	$428,333
Total assets	630,037	855,037
Long-term debt, net of current portion	—	225,000
Total liabilities	118,559	343,559
Total stockholders’ equity	511,478	511,478

(1)	EBITDA represents earnings before net interest expense, provision (benefit from) income taxes and depreciation and amortization. In addition to cash flow from operations and net income, EBITDA is a useful financial measure for assessing operating performance and liquidity, as it provides investors with an additional basis to evaluate our operating performance and our ability to incur and service debt. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”) and should not be construed as an alternative to net income, as determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating, investing and financing activities, all as determined in accordance with GAAP, as measures of our liquidity or our ability to service debt. The following sets forth a reconciliation of our net income to EBITDA:

				Nine months ended
	Year ended December 31,			September 30,
	2003	2004	2005	2005	2006

				(unaudited)
	(in thousands)

Net income (loss)	$(47,313)	$(28,396)	$51,483	$29,517	$72,035
Adjustments:
Interest expense	10,443	5,006	2,101	2,033	50
Membership interest expense	2,418	—	—	—	—
Interest income	(414)	(1,525)	(3,100)	(2,099)	(6,357)
Depreciation	16,145	10,395	10,529	7,941	7,235
Amortization of intangibles	35,249	28,690	1,212	993	575
Income taxes	—	108	513	242	2,562
EBITDA	$16,528	$14,278	$62,738	$38,627	$76,100

(2)	As adjusted, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us, to give effect to the offering of the notes at an assumed price of 100% of the principal amount thereof (assuming the underwriters do not exercise their over-allotment option).

Risk factors

Investing in our securities involves risks. Prior to making a decision about investing in our notes, you should carefully consider the risks described below and all other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties described below and in our other filings incorporated by reference are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also adversely affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our business is dependent on customers’ capital spending on broadband communications systems, and reductions by customers in capital spending would adversely affect our business.

Our performance has been largely dependent on customers’ capital spending for constructing, rebuilding, maintaining or upgrading broadband communications systems. Capital spending in the telecommunications industry is cyclical. A variety of factors will affect the amount of capital spending, and therefore, our sales and profits, including:

general economic conditions;

availability and cost of capital;

other demands and opportunities for capital;

regulations;

demands for network services;

competition and technology;

real or perceived trends or uncertainties in these factors; and

acceptance of new services offered by our customers.

Developments in the industry and in the capital markets over the past several years reduced access to funding for our customers in the past and caused delays in the timing and scale of deployments of our equipment, as well as the postponement or cancellation of certain projects by our customers. In addition, we and other vendors received notification from several customers that they were canceling projects or scaling back projects or delaying orders to allow them to reduce inventory levels which were in excess of their then current deployment requirements.

Several of our customers have accumulated significant levels of debt. In addition, the bankruptcy filing of Adelphia in June 2002 heightened concerns in the financial markets about the viability of the domestic cable industry. These historic events, coupled with the current uncertainty and volatility in the capital markets, has affected the market values of domestic cable operators and may restrict their access to capital in the future. Even if the financial health of our customers remains intact, we cannot assure you that these customers will be in a position to purchase new equipment at levels we have seen in the past.

The markets in which we operate are intensely competitive, and competitive pressures may adversely affect our results of operations.

The markets for broadband communication systems are extremely competitive and dynamic, requiring the companies that compete in these markets to react quickly and capitalize on change. This will require us to retain skilled and experienced personnel as well as deploy substantial resources towards meeting

Risk factors

the ever-changing demands of the industry. We compete with national and international manufacturers, distributors and wholesalers including many companies larger than ARRIS. Our major competitors include:

Big Band Networks;

Cisco Systems, Inc.;

Motorola, Inc.; and

TVC Communications, Inc.

The rapid technological changes occurring in the broadband markets may lead to the entry of new competitors, including those with substantially greater resources than our own. Because the markets in which we compete are characterized by rapid growth and, in some cases, low barriers to entry, smaller niche market companies and start-up ventures also may become principal competitors in the future. Actions by existing competitors and the entry of new competitors may have an adverse effect on our sales and profitability. The broadband communications industry is further characterized by rapid technological change. In the future, technological advances could lead to the obsolescence of some of our current products, which could have a material adverse effect on our business.

Further, many of our larger competitors are in a better position to withstand any significant reduction in capital spending by customers in these markets. They often have broader product lines and market focus and therefore will not be as susceptible to downturns in a particular market. In addition, several of our competitors have been in operation longer than we have been, and therefore they have more established relationships with domestic and foreign broadband service users. We may not be able to compete successfully in the future, and competition may negatively impact our business.

Acquisitions can involve significant risks.

We routinely consider acquisitions of, or investments in, other businesses, including acquisitions that could be significant relative to the size of our business. We may use the net proceeds of this offering to fund a portion of the consideration we may agree to pay in connection with future acquisitions, although we cannot assure you that we will enter into or complete any such acquisition. There are a number of risks attendant to any acquisition, including the possibility that we will overvalue the assets to be purchased, that any acquired business may have liabilities of which we are unaware or which we are not able to assess at the time of the acquisition, that we will not be able to successfully integrate the acquired business or assets, and that we will not be able to produce the expected level of profitability from the acquired business or assets. In addition to the issuance of the notes in this offering, we might incur additional indebtedness in order to finance an acquisition, which could require additional payments in the future, and we might issue common stock or other securities to pay for an acquisition, in which event the acquisition may ultimately prove to be dilutive to our current stockholders. As a result, the impact of any acquisition on our future performance may not be as favorable as expected and actually may be adverse.

Our business has primarily come from several key customers. The loss of one of these customers or a significant reduction in sales to one of these customers would have a material adverse effect on our business.

Our four largest customers (including their affiliates, as applicable) are Comcast, Cox Communications, Liberty Media International, and Time-Warner Cable. For the nine months ended September 30, 2006, sales to Comcast accounted for approximately 37.8%, sales to Cox Communications accounted for approximately 11.2%, sales to Liberty Media International accounted for approximately 10.7%, and

Risk factors

sales to Time-Warner Cable accounted for approximately 8.8% of our total revenue. The loss of any of these customers, or one of our other large customers, or a significant reduction in the products or services provided to any of them would have a material adverse impact on our business.

In addition, more so than historically, in recent years our customers have submitted their purchase orders less evenly over the course of each quarter and year and with shorter lead times. This has made it more difficult for us to forecast sales and plan accordingly.

The broadband products that we develop and sell are subject to technological change and a trend towards open standards, which may impact our future sales and margins.

The broadband products we sell are subject to continuous technological evolution. Further, the cable industry has and will continue to demand a move towards open standards. The move towards open standards is expected to increase the number of MSOs that will offer new services, in particular, telephony. This trend also is expected to increase the number of competitors and drive capital costs per subscriber deployed down. These factors may adversely impact both our future revenues and margins.

We have anti-takeover defenses that could delay or prevent an acquisition of our company.

On October 3, 2002, our Board of Directors approved the adoption of a shareholder rights plan (commonly known as a “poison pill”). This plan is not intended to prevent a takeover, but is intended to protect and maximize the value of stockholders’ interests. This plan could make it more difficult for a third party to acquire us or may delay that process.

Products currently under development may fail to realize anticipated benefits.

Rapidly changing technologies, evolving industry standards, frequent new product introductions and relatively short product life cycles characterize the markets for our products. The technology applications that we are currently developing may not ultimately be successful. Even if the products in development are successfully brought to market, they may not be widely used or we may not be able to successfully exploit these technology applications. To compete successfully, we must quickly design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, we may not be able to successfully develop or introduce these products if our products:

are not cost-effective;

are not brought to market in a timely manner;

fail to achieve market acceptance; or

fail to meet industry certification standards.

Furthermore, our competitors may develop similar or alternative new technology applications that, if successful, could have a material adverse effect on us. Our strategic alliances are based on business relationships that have not been the subject of written agreements expressly providing for the alliance to continue for a significant period of time. The loss of a strategic partner could have a material adverse effect on the progress of new products under development with that partner.

Consolidation in the telecommunications industry could result in delays or reductions in purchases of products, which would have a material adverse effect on our business.

The telecommunications industry has experienced the consolidation of many industry participants, and this trend may continue. For instance, in November 2005, Cox Communications announced a definitive

Risk factors

agreement to sell some of its cable television systems to Cebridge Connections; this transaction was completed in May 2006. Also, in April 2005, Adelphia announced that its assets were going to be acquired by Comcast and Time Warner; this transaction was completed in July 2006. When consolidation occurs, it is possible that the acquirer will not continue using the same suppliers, thereby possibly resulting in an immediate or future elimination of sales opportunities for us or our competitors, depending upon who had the business initially. Consolidations also could result in delays in purchasing decisions by the merged businesses. The purchasing decisions of the merged companies could have a material adverse effect on our business.

Mergers among the supplier base also have increased, and this trend may continue. For example, in the first quarter of 2006, Cisco Systems, Inc. completed its acquisition of Scientific-Atlanta, Inc. Larger combined companies with pooled capital resources may be able to provide solution alternatives with which we would be put at a disadvantage to compete. The larger breadth of product offerings by these consolidated suppliers could result in customers electing to trim their supplier base for the advantages of one-stop shopping solutions for all of their product needs. Consolidation of the supplier base could have a material adverse effect on our business.

Our success depends in large part on our ability to attract and retain qualified personnel in all facets of our operations.

Competition for qualified personnel is intense, and we may not be successful in attracting and retaining key executives, marketing, engineering, technical support and sales personnel, which could impact our ability to maintain and grow our operations. Our future success will depend, to a significant extent, on the ability of our management to operate effectively. In the past, competitors and others have attempted to recruit our employees and in the future, their attempts may continue. The loss of services of any key personnel, the inability to attract and retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and other technical professionals, could negatively affect our business.

We are substantially dependent on contract manufacturers, and an inability to obtain adequate and timely delivery of supplies could adversely affect our business.

Many components, subassemblies and modules necessary for the manufacture or integration of our products are obtained from a sole supplier or a limited group of suppliers. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks including a potential inability to obtain an adequate supply of required components, subassemblies or modules and reduced control over pricing, quality and timely delivery of components, subassemblies or modules. Historically, we have not generally maintained long-term agreements with any of our suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply could affect our ability to ship products on a timely basis. Any inability to reliably ship our products on time could damage relationships with current and prospective customers and harm our business.

Our international operations may be adversely affected by any decline in the demand for broadband systems designs and equipment in international markets.

Sales of broadband communications equipment into international markets are an important part of our business. The entire line of our products is marketed and made available to existing and potential international customers. In addition, United States broadband system designs and equipment are increasingly being employed in international markets, where market penetration is relatively lower than in the United States. While international operations are expected to comprise an integral part of our

Risk factors

future business, international markets may no longer continue to develop at the current rate, or at all. We may fail to receive additional contracts to supply equipment in these markets.

Our international operations may be adversely affected by changes in the foreign laws in the countries in which our manufacturers and assemblers have plants.

A significant portion of our products are manufactured or assembled in China, Ireland, Mexico, the Philippines, and other countries outside of the United States. The governments of the foreign countries in which our products are manufactured may pass laws that impair our operations, such as laws that impose exorbitant tax obligations or nationalize these manufacturing facilities.

We face risks relating to currency fluctuations and currency exchange.

We may encounter difficulties in converting our earnings from international operations to U.S. dollars for use in the United States. These obstacles may include problems moving funds out of the countries in which the funds were earned and difficulties in collecting accounts receivable in foreign countries where the usual accounts receivable payment cycle is longer.

We are exposed to various market risk factors such as fluctuating interest rates and changes in foreign currency rates. These risk factors can impact our results of operations, cash flows and financial position. We manage these risks through regular operating and financing activities and periodically use derivative financial instruments such as foreign exchange forward contracts. There can be no assurance that our risk management strategies will be effective.

Our profitability has been, and may continue to be, volatile, which could adversely affect the price of our stock.

We have experienced several years with significant operating losses. Although we have been profitable in the past, we may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on our stock price. In addition, our operating results may be adversely affected by the timing of sales or a shift in our product mix.

We may face higher costs associated with protecting our intellectual property.

Our future success depends in part upon our proprietary technology, product development, technological expertise and distribution channels. We cannot predict whether we can protect our technology or whether competitors can develop similar technology independently. We have received and may continue to receive from third parties, including some of our competitors, notices claiming that we have infringed upon third-party patents or other proprietary rights. We are currently a party in proceedings in federal court in California and in Texas, in which one of our customers has been sued for patent infringement and has sued us and several other suppliers for indemnification, and we may become involved in similar litigation involving other customers. Any of these claims, whether with or without merit, could result in costly litigation, divert the time, attention and resources of our management, delay our product shipments, or require us to enter into royalty or licensing agreements. If a claim of product infringement against us is successful and we fail to obtain a license or develop non-infringing technology, our business and operating results could be materially and adversely affected. In addition, the payment of any necessary licensing fees or indemnification costs associated with a patent infringement claim could also materially adversely affect our operating results.

Risk factors

RISKS RELATED TO THE NOTES AND OUR COMMON STOCK

Your right to receive payments on the notes is effectively subordinated to the rights of our existing and future secured creditors.

The notes are unsecured and therefore effectively will be subordinated to any of our existing and future secured obligations to the extent of the value of the assets securing such obligations. As a result, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of our company, our assets will be available to satisfy obligations of our secured debt before any payment may be made on the notes. To the extent that such assets cannot satisfy in full our secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment (or effectively senior if the debt were issued by a subsidiary) with the notes. In such an event, we may not have sufficient assets remaining to pay amounts on any or all of the notes.

As of the date of this prospectus supplement, we had no outstanding material indebtedness or other obligations to which the notes would be structurally subordinated. In connection with possible future acquisitions and other business activities, we and our subsidiaries may enter into a secured credit facility, and the notes would likely be structurally subordinated to any indebtedness incurred under such secured credit facility.

The notes will be junior to the indebtedness of our subsidiaries.

The notes will be issued by ARRIS Group, Inc. and will be structurally subordinated to the existing and future claims of our subsidiaries’ creditors. Holders of the notes will not be creditors of our subsidiaries. Any claims of holders of the notes to the assets of our subsidiaries derive from our own equity interests in those subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of our subsidiaries over our own equity interest claims and will therefore have priority over the holders of the notes. Consequently, the notes will be effectively subordinate to all liabilities, whether or not secured, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Our subsidiaries’ creditors also may include general creditors and taxing authorities. As of the date of this prospectus supplement, our subsidiaries had no material liabilities, excluding intercompany indebtedness. However, no assurances can be provided that our subsidiaries will not incur substantial indebtedness in the future that would be structurally senior to the notes.

Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

Future sales of our common stock or equity-related securities in the public market could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

Sales of significant amounts of our common stock or equity-related securities in the public market, any issuance of equity securities after this offering, including the issuance of any shares upon conversion of the notes, or the perception that such sales or issuances will occur, could adversely affect prevailing trading prices of our common stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities and could dilute the interests of our existing stockholders, including holders that have received shares of our common stock upon conversion of the notes. We and our executive officers and directors have agreed, subject to limited exceptions, not to directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to

Risk factors

purchase or otherwise dispose of any shares of common stock or enter into any hedging transaction relating to our common stock for a period of 90-days from the date of this prospectus supplement without the prior written consent of the underwriters. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, including sales of our common stock in short sales transactions by purchasers of the notes, will have on the trading price of our common stock or the value of the notes.

In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes, or any common stock that holders receive upon conversion of the notes.

We will continue to have the ability to incur debt after this offering; if we incur substantial additional debt, these higher levels of debt may affect our ability to pay principal and interest on the notes.

The indenture governing the notes does not restrict our ability to incur additional indebtedness or require us to maintain financial ratios or specified levels of net worth or liquidity. If we incur substantial additional indebtedness in the future, these higher levels of indebtedness could have important consequences to you, because:

it could affect our ability to satisfy our obligations under the notes;

a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

it may impair our ability to obtain additional financing in the future;

it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service any future debt that we may incur. If we fail to make a payment on the notes, we could be in default on the notes, and this default could cause us to be in default on any other outstanding indebtedness. Conversely, a default on other outstanding indebtedness may cause a default under the notes.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of the consideration due in connection with such conversion is determined.

The conversion value that you will receive upon conversion of your notes is determined by reference to the volume weighted average price per share of our common stock on the NASDAQ Global Select Market for each of the 20 consecutive trading days beginning on the third trading day immediately following the day the notes are tendered for conversion (subject to certain exceptions in connection with conversions during a period immediately preceding the maturity date of the notes as described under “Description of notes—Conversion rights—Payment upon conversion”). Accordingly, if the price of our common stock decreases after you surrender your notes for conversion, the conversion value you receive may be adversely affected.

Risk factors

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, or distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of notes—Conversion rights.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. If we engage in these types of transactions, the value of any common stock into which your notes may be convertible may be diluted. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

We may be unable to repurchase your notes as required under the indenture upon a fundamental change or on specified dates or to pay you cash upon conversion of your notes.

Upon a fundamental change, as defined in this prospectus supplement, and on each of November 15, 2013, November 15, 2016 and November 15, 2021, you will have the right to require us to repurchase your notes for cash. In addition, upon conversion of the notes, you will have the right to receive a cash payment in respect of the principal return. If we do not have sufficient funds to pay the repurchase price for all of the notes you surrender for repurchase upon a fundamental change or on such specified dates or the principal return due upon conversion, an event of default under the indenture governing the notes would occur as a result of such failure. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing on acceptable terms or at all. In addition, cash payments in respect of notes that you surrender for repurchase or that you convert may be subject to limits and might be prohibited, or create an event of default, under our indebtedness or other agreements relating to borrowings that we may enter into from time to time. Our failure to make cash payments in respect of the notes could result in an event of default under the notes and or under other credit-related agreements. Our other borrowings may be secured indebtedness and may prevent us from making cash payments in respect of the notes under certain circumstances. Our inability to pay for your notes that are tendered for repurchase or conversion could result in your receiving substantially less than the principal amount of the notes.

The increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change.

If a make-whole fundamental change occurs before the maturity date of the relevant notes, we will under certain circumstances increase the conversion rate applicable to holders who convert their notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when the fundamental change becomes effective and the applicable price described in this prospectus supplement. See “Description of notes—Conversion rights—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.”

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of the make-whole fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss.

In addition, you will not be entitled to an increased conversion rate if:

you surrender a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated; or

Risk factors

the applicable price is greater than $ per share or less than $ per share (in each case, subject to adjustment).

Furthermore, a holder may not receive the additional consideration payable as a result of the increase in the conversion rate until the third business day after the effective date of the fundamental change, or even later, which could be a significant period of time after the date the holder has surrendered its notes for conversion. Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The price at which the notes are convertible into shares of common stock is subject to adjustment under certain circumstances such as stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of notes—Conversion rights—Adjustments to the conversion rate.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, holders of the notes may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that they do not receive such distribution. In addition, non-U.S. Holders (as defined in “Certain U.S. federal income tax considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements, which we may set off against cash payments of interest payable on the notes. See “Certain U.S. federal income tax considerations.”

The notes may not be rated or may receive a lower rating than anticipated, either of which may adversely affect the trading price of the notes or our common stock.

We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of the notes and our common stock would be harmed.

There is no prior trading market for the notes, so if an active trading market does not develop for the notes, you may not be able to resell them.

Prior to this offering, there was no trading market for the notes and we cannot assure you that an active trading market will ever develop for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have informed us that they currently intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. The lack of a trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes. The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, our ability to complete the registration of the notes and the shares of common stock issuable upon conversion of the notes, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

Risk factors

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a note would otherwise be convertible. These features could adversely affect the value and the trading prices of the notes.

The price of our common stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes or any shares of our common stock issuable upon conversion of the notes when you want or at prices you find attractive.

The price of our common stock on the NASDAQ Global Select Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. In addition, because the notes are convertible into the consideration described herein based on the volume weighted average price of our common stock during the cash settlement averaging period, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

actual or anticipated fluctuations in our operating results;

changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

the operating and stock performance of our competitors;

announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

changes in interest rates;

the announcement of enforcement actions or investigations against us or our competitors or other negative publicity relating to us or our industry;

changes in GAAP, laws, regulations or the interpretations thereof that affect our various business activities and segments;

investor perceptions of us and the industries and markets in which we operate;

general domestic or international economic, market and political conditions;

additions or departures of key personnel; and

future sales of our common stock.

In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. These factors, among others, could significantly depress the trading price of the notes and the price of any of our common stock issued upon conversion of the notes.

Risk factors

You may not be able to convert your notes before November 15, 2025, and the value of the notes could be less than the value of the common stock into which your notes could otherwise be converted.

Prior to November 15, 2025, the notes are convertible only if specified conditions are met. These conditions may not be met. If these conditions for conversion are not met, you will not be able to convert your notes and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture for the notes does not:

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

restrict our ability to repurchase our securities;

restrict our ability to pledge our assets or those of our subsidiaries; or

restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but may not constitute a “change in control” that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

Provisions in the indenture for the notes, our charter documents and Delaware law could discourage an acquisition of us by a third party, even if the acquisition would be favorable to you.

If a “fundamental change” occurs, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes. In the event of a “make-whole fundamental change,” we also may be required to increase the conversion rate applicable to notes surrendered for conversion in connection with such make-whole fundamental change. In addition, the indenture for the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions, including the provisions of our charter documents and Delaware law described under “Description of capital stock,” could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

Risk factors

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We currently intend to continue our policy of retaining earnings to finance the growth of our business. In addition, the payment of dividends in certain circumstances may be prohibited by the terms of the notes. As a result, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Because we do not anticipate paying cash dividends for the foreseeable future, holders who convert their notes and receive shares of our common stock will not realize a return on their investment unless the trading price of our common stock appreciates, which we cannot assure.

The net share settlement feature of the notes may have adverse consequences.

The net share settlement feature of the notes, as described under “Description of notes—Conversion rights—Payment upon conversion,” may:

result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

reduce our liquidity;

delay holders’ receipt of the proceeds upon conversion; and

subject holders to market risk before receiving any shares upon conversion.

Upon conversion of the notes, holders will receive cash or cash and shares of our common stock as described herein based on the sum of the “daily settlement amounts” described in this prospectus supplement for the 20 consecutive trading days that begins on, and includes, the third trading day after the day the notes are tendered for conversion (subject to certain exceptions in connection with conversions during a period immediately preceding the maturity date of the notes as described under “Description of notes—Conversion rights—Payment upon conversion”). In addition, because the consideration due upon conversion is based on the volume weighted average price of our common stock during the cash settlement averaging period, any decrease in the price of our common stock after you surrender your notes for conversion may significantly decrease the value of the consideration you receive. Furthermore, because we must settle at least a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.

We will generally deliver the consideration due upon conversion as soon as practicable, but in no event more than three business days after the last trading day in the cash settlement averaging period, which will be at least 22 trading days after the date holders tender their notes for conversion. In addition, because the consideration due upon conversion is based in part on the trading prices of our common stock during the cash settlement averaging period, any decrease in the price of our common stock after you surrender your notes for conversion may significantly decrease the value of the consideration you receive.

We have the ability to issue preferred shares without stockholder approval.

Our common shares may be subordinate to classes of preferred shares issued in the future in the payment of dividends and other distributions made with respect to common shares, including distributions upon liquidation or dissolution. Our Amended and Restated Certificate of Incorporation permits our board of directors to issue preferred shares without first obtaining stockholder approval. If we issued preferred shares, these additional securities may have dividend or liquidation preferences senior to the common shares. If we issue convertible preferred shares, a subsequent conversion may dilute the current common stockholders’ interest.

Risk factors

Before conversion, holders of the notes will not be entitled to any stockholder rights, but will be subject to all changes affecting our shares.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, any common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion rate, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from stockholders for a potential merger, or if an amendment is proposed to our Amended and Restated Certificate of Incorporation or By-laws that requires stockholder approval, holders of notes will not be entitled to vote on the merger or amendment.

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use the net proceeds from this offering for general corporate purposes, including funding any future acquisitions. As a result, we will retain discretion over the use of the proceeds from this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

Special note regarding forward-looking statements

Special note regarding forward-looking statements

This prospectus supplement and the information incorporated by reference herein contain forward-looking statements regarding, among other things, our financial condition, results of operations, plans, objectives, future performance and business. All statements contained or incorporated by reference in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “may,” “expects,” “believes,” “anticipates,” “estimates,” “should,” or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause results or events to differ from current expectations are described in the section titled “Risk factors.”

Such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of this prospectus supplement.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $218.1 million (or approximately $250.9 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us and assuming we sell the notes at 100% of the principal amount thereof. We intend to use the net proceeds of this offering for general corporate purposes, including funding a portion of the consideration we may agree to pay in connection with any future acquisitions.

We routinely consider acquisitions of, or investments in, other businesses, including acquisitions that could be significant relative to the size of our business. We do not have any agreements or understandings in place with respect to any such transaction and we cannot assure you that we will enter into or complete any such transaction in the future.

Pending such uses, we will invest the proceeds in short-term, investment grade securities, certificates of deposit or guaranteed obligations of the United States or other governments or their agencies.

Price range of common stock

Our common stock is listed on the NASDAQ Global Select Market under the symbol “ARRS.” The following tables lists the high and low intra-day trading prices of our common stock as reported on the NASDAQ Global Select Market (or its predecessor, the NASDAQ National Market) for the periods indicated:

	High	Low

Fiscal year ended December 31, 2004
First Quarter	$11.40	$7.28
Second Quarter	9.92	4.42
Third Quarter	6.04	3.73
Fourth Quarter	7.23	4.34
Fiscal year ended December 31, 2005
First Quarter	7.27	5.45
Second Quarter	9.18	6.28
Third Quarter	12.17	8.50
Fourth Quarter	12.79	7.12
Fiscal year ended December 31, 2006
First Quarter	14.30	9.50
Second Quarter	14.22	10.66
Third Quarter	13.12	9.25
Fourth Quarter (through November 3, 2006)	13.80	10.84

On November 3, 2006, the last reported sale price reported on the NASDAQ Global Select Market for our common stock was $12.70 per share. As of October 31, 2006, there were approximately 376 holders of record of our common stock.

Dividend policy

We have never paid or declared any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. The decision whether to pay cash dividends will be made by our Board of Directors in light of conditions then existing, including our results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006:

on an actual basis; and

on an adjusted basis to give effect to the offering of the notes at an assumed price of 100% of the principal amount thereof, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their over-allotment option).

	As of September 30, 2006
	Actual	As adjusted

	(in thousands, except share and per share data)
	(unaudited)

Cash, cash equivalents and short-term investments	$209,971	$428,333
Other assets	$641	$7,279 (1)

Long-term debt, net of current portion	$—	225,000

Stockholders’ equity:
Preferred stock, par value $1.00 per share, 5.0 million shares authorized, none issued and outstanding	—	—
Common stock, par value $0.01 per share; 320.0 million shares authorized; 107.8 million shares issued and outstanding, actual and as adjusted	1,086	1,086
Capital in excess of par value	747,721	747,721
Accumulated deficit	(233,519)	(233,519)
Unrealized gain on marketable securities	1,219	1,219
Unfunded pension losses	(4,618)	(4,618)
Unrealized gain (loss) on derivatives	(227)	(227)
Cumulative translation adjustments	(184)	(184)

Total stockholders’ equity	511,478	511,478

Total capitalization	$511,478	$736,478

(1)	Increase in other assets represents deferred financing expenses from the issuance of the notes that will be amortized over seven years.

The table above should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement. The number of actual and as adjusted shares of our common stock outstanding excludes the following:

7,693,568 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2006, at a weighted average exercise price of $10.41 per share, of which options to purchase 5,747,399 shares were exercisable as of that date; 1,323,632 shares of our common stock issuable upon vesting of restricted units; and

13,534,376 shares of our common stock available for future grant under our equity compensation plans as of September 30, 2006.

Ratio of earnings to fixed charges

The following table sets forth our ratio of earnings to fixed charges on an actual basis for the periods indicated. We computed our ratio of earnings to fixed charges by dividing the sum of earnings before income taxes and fixed charges by fixed charges.

	Year ended December 31,									Nine months ended
	2001		2002		2003		2004		2005	September 30, 2006

Ratio of earnings to fixed charges	—	(1)	—	(1)	—	(1)	—	(1)	14.57	42.45

(1)	As a result of losses for the fiscal years ended December 31, 2001, 2002, 2003 and 2004, earnings did not cover fixed charges by approximately $65.4 million, $143.7 million, $63.2 million and $37.6 million, respectively, for the years ended December 31, 2001, 2002, 2003 and 2004.

Description of notes

We will issue the notes under an indenture to be dated as of November   , 2006, between us and The Bank of New York, as trustee. The trustee’s main role is to enforce your rights against us if there is a default under the indenture. We describe some of the limitations on the extent to which the trustee acts on your behalf under “—Events of default” below.

The following summary of the terms of the notes and the indenture does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes and the indenture. We will provide copies of the indenture to you upon request, and it is also available for inspection at the office of the trustee. Those documents, and not this description, define your legal rights as a holder of the notes.

For purposes of this summary, the terms “ARRIS,” “we,” “us” and “our” refer only to ARRIS Group, Inc. and not to any of its subsidiaries, unless we specify otherwise.

GENERAL

We are offering $225 million aggregate principal amount of our convertible senior notes due 2026 (or $258.75 million if the underwriters exercise their over-allotment option in full), or the “notes.” The notes bear interest at a rate of  % per annum, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2007, to holders of record at the close of business on the preceding May 1 and November 1, respectively, except as described below.

The notes we are offering:

will be issued in denominations of integral multiples of $1,000 principal amount;

are our unsecured indebtedness and are equal in right of payment to our other senior unsecured indebtedness as described under “—Ranking”;

are redeemable, in whole or in part, by us at any time on or after November 15, 2013, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus accrued and unpaid interest to, but excluding, the redemption date, as described under “—Redemption of notes at our option”;

are subject to purchase by us at the option of the holder on each of November 15, 2013, November 15, 2016 and November 15, 2021, at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date, as described under “—Purchase of notes by us at the option of the holder”; and

are subject to repurchase by us at the option of the holder upon a fundamental change, as described under “—Holders may require us to repurchase their notes upon a fundamental change,” at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The notes mature on November 15, 2026.

All cash payments on the notes will be made in U.S. dollars.

We will initially issue the notes as global securities in book-entry form. We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $2.0 million aggregate principal amount of the notes. However, if

Description of notes

a holder of a certificated note does not specify an account, or holds $2.0 million or less in aggregate principal amount of the notes, then we will mail a check to that holder’s registered address.

You may convert notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar, bid solicitation agent and paying agent for the notes.

We will not provide a sinking fund for the notes. The indenture does not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior or secured indebtedness, pay dividends or repurchase our securities. In addition, the indenture does not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “—Conversion rights—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” “—Holders may require us to repurchase their notes upon a fundamental change” and “—Consolidation, merger and sale of assets.”

If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

INTEREST PAYMENTS

We will pay interest on the notes at a rate of  % per annum, payable semi-annually in arrears on each May 15 and November 15 of each year, beginning on May 15, 2007. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding May 1 and November 1, respectively. Interest will accrue on the notes from and including November             , 2006 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the notes on the basis of a 360-day year consisting of twelve 30-day months. Subject to prior repurchase or conversion, we will make at least 14 semiannual interest payments (including the interest payment on May 15, 2007) on the notes.

If notes are converted after a record date but prior to the next interest payment date, holders of such notes at the close of business on the record date will, on the corresponding interest payment date, receive the interest payable on such notes on that interest payment date notwithstanding the conversion. The holder who surrenders a note for conversion after a record date but prior to the next interest payment date must pay to the conversion agent, upon surrender, an amount equal to the full amount of interest payable on the corresponding interest payment date on the note so converted; provided that no such interest payment need be made to us:

if we have specified a redemption date that is after a record date but on or prior to the next interest payment date;

if we have specified a repurchase date following a fundamental change that is after a record date but on or prior to the next interest payment date; or

to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

Description of notes

RANKING

The notes will be our unsecured senior obligations and will rank equally with all our other unsecured senior indebtedness. However, the notes will be effectively subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness. The notes will also be effectively subordinated to all liabilities, including trade payables and lease obligations of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon a liquidation or reorganization of that subsidiary, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.

As of the date of this prospectus supplement, we had no material outstanding indebtedness, secured or unsecured, or other obligations to which the notes would be structurally subordinated. In connection with possible future acquisitions and other business activities, we and our subsidiaries may enter into a secured credit facility, and the notes would likely be structurally subordinated to any indebtedness incurred under such secured credit facility.

We currently conduct substantially all of our operations at the parent level and not through our subsidiaries. However, historically we have, and in the future we may, conduct a significant portion, or even all, of our operations through subsidiaries. Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available for payment on the notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, may depend on their earnings or financial condition and are subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

The indenture does not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.

CONVERSION RIGHTS

If the conditions for conversion of the notes described below, including those described under “—Conditions for conversion” and “—Conversion procedures,” are satisfied, holders of notes may, subject to prior maturity, redemption or repurchase, convert their notes in integral multiples of $1,000 principal amount into the consideration described below under “—Payment upon conversion,” based on an initial conversion rate, subject to adjustment, of           shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $      per share). Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest. Instead, accrued interest will be deemed to be paid by the consideration received by the holder upon conversion. As a result, accrued interest is deemed to be paid in full rather than cancelled, extinguished or forfeited.

In certain circumstances, a holder must, upon conversion, pay interest if the conversion occurs between a record date and an interest payment date. See “—Interest payments” above. A note for which a holder has delivered a fundamental change repurchase notice, as described below, requiring us to repurchase the note may be surrendered for conversion only if the holder withdraws the notice in

Description of notes

accordance with the indenture, unless we default in the payment of the fundamental change repurchase price.

Conversion procedures

To convert a certificated note, the holder must complete the conversion notice on the back of the note and deliver it, together with the note and any required interest payment, to the office of the conversion agent for the notes, which will initially be the office of the trustee. In addition, the holder must pay any tax or duty payable as a result of any transfer involving the issuance or delivery of the shares of common stock in a name other than that of the registered holder of the note. The note will be deemed to be converted on the business day on which the holder has satisfied all of these requirements. We refer to this date as the “conversion date.” To convert interests in a global note, the holder must comply with DTC’s then applicable conversion program procedures.

If a holder exercises its right to require us to purchase its notes as described under “—Purchase of notes by us at the option of the holder”, such holder may convert its notes only if it withdraws its purchase notice and converts its notes before the close of business on the business day immediately preceding the applicable purchase date. A holder that has delivered a fundamental change repurchase notice with respect to a note, as described below, may convert that note only if the holder withdraws the notice in accordance with the indenture, unless we default in the payment of the fundamental change repurchase price. See “—Holders may require us to repurchase their notes upon a fundamental change.”

We will deliver, through the conversion agent, the consideration due upon conversion as soon as practicable, but in no event more than three business days after the last trading day in the “cash settlement averaging period” described below, subject to the provisions set forth below under the heading “—Settlement of conversions in connection with a make-whole fundamental change.”

For a discussion of certain tax considerations applicable to a holder that converts notes, see “Certain U.S. federal income tax considerations.”

Payment upon conversion

Holders that surrender their notes for conversion will receive, in exchange for those notes, cash up to the principal amount thereof and, if applicable, shares of our common stock, cash or a combination thereof as described below. Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” (as described below) for each of the 20 trading days during the “cash settlement averaging period” (as described below).

The “cash settlement averaging period” with respect to any note means:

for notes that are converted at any time on or after the 23rd scheduled trading day prior to the maturity date, the 20 consecutive trading days beginning on, and including, the 20th scheduled trading day prior to the maturity date; and

in all other instances, the 20 consecutive trading days beginning on, and including, the third trading day following the conversion date.

The “daily settlement amount,” for each of the 20 trading days during the cash settlement averaging period, consists of:

cash (the “principal return”) equal to the lesser of $50 and the “daily conversion value” (as described below); and

Description of notes

to the extent the daily conversion value exceeds $50, and subject to the immediately succeeding paragraph, a number of shares (the “daily share amount”) equal to:

-	the excess of the daily conversion value over $50, divided by

-	the volume weighted average price of our common stock on that trading day.

By the close of business on the business day prior to the first scheduled trading day of the applicable cash settlement averaging period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”) and we will notify you of such cash percentage by notifying the trustee (the “cash percentage notice”). With respect to any notes that are converted on or after the 23rd scheduled trading day prior to the maturity date, the cash percentage that we specify for the corresponding cash settlement averaging period will apply to all conversions occurring on or after the 23rd scheduled trading day prior to the maturity date. If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable cash settlement averaging period will equal: (i) the cash percentage, multiplied by (ii) the daily share amount for such trading day (assuming we had not specified a cash percentage), multiplied by (iii) the volume weighted average price of our common stock for such trading day. The number of shares deliverable in respect of each business day in the applicable cash settlement period will be a percentage of the daily share amount (assuming we had not specified a cash percentage) equal to 100% minus the cash percentage. If we do not specify a cash percentage by the close of business on the business day prior to the first scheduled trading day of the applicable cash settlement averaging period, we must settle 100% of the daily share amount for each trading day in such cash settlement averaging period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares as described below. We may, at our option, revoke any cash percentage notice by notifying the trustee; provided that we must revoke such notice by the close of business on the business day prior to the first scheduled trading day of the applicable cash settlement averaging period.

We will deliver cash in lieu of any fractional shares of common stock based on the volume weighted average price per share of our common stock on the last trading day of the cash settlement averaging period.

The “daily conversion value” on a given trading day means one-twentieth of the product of:

the applicable conversion rate; and

the volume weighted average price of our common stock on that trading day.

“Trading day” means any day during which:

trading in our common stock occurs on the primary United States national securities exchange or market on which our common stock is listed or admitted to trading; and

there is no “market disruption event” (as described below).

“Market disruption event” means (i) a failure by the primary United States national securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any trading day for our common stock for an aggregate of at least 30 minutes of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page ARRS <equity> VAP in respect of the

Description of notes

period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized investment banking firm retained for this purpose by us.

Conditions for conversion

The notes will become convertible only in certain circumstances, which we describe below. If the notes become convertible, we will provide written notice to each registered holder, at its address appearing in the security register, and we will publicly announce, through a reputable national newswire service, and publish on our website, that the notes have become convertible, stating, among other things:

the event causing the notes to become convertible;

the time during which the notes will be convertible as a result of that event;

if that event is a transaction described under “—Conversion upon the occurrence of certain corporate transactions,” the anticipated effective date of the transaction; and

the procedures holders must follow to convert their notes, including the name and address of the conversion agent.

We will mail the notice, and make the public announcement and publication as soon as practicable, but in no event later than the open of business on the business day following the date the notes become convertible as a result of the event.

Holders may surrender their notes for conversion on or prior to the business day immediately preceding maturity or prior to repurchase only in the following circumstances:

Conversion based on price of common stock

Prior to November 15, 2025, or earlier redemption, purchase or repurchase, holders may surrender their notes for conversion during any calendar quarter after the calendar quarter ending December 31, 2006 (and only during such calendar quarter), if the “closing sale price” of our common stock for each of 20 or more trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price of the notes in effect on the last trading day of the immediately preceding calendar quarter. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” of the event occurs, during that 30 consecutive trading day period.

“Closing sale price” on any date means the price of a share of our common stock on such date, determined (a) on the basis of the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the U.S. principal national or regional securities exchange on which our common stock is listed; or (b) if not so listed, as reported by Pink Sheets LLC or a similar organization. In the absence of any such report or quotation, the closing sale price shall be such price as we shall reasonably determine as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a share of our common stock.

Description of notes

Conversion upon satisfaction of the trading price condition

Prior to November 15, 2025, or earlier redemption, purchase or repurchase, holders may surrender their notes for conversion during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the average trading price per $1,000 principal amount of the notes, as determined following a request by a holder of notes in accordance with the procedures described below, was equal to or less than 98% of the average conversion value of the applicable notes during the note measurement period. We refer to this condition as the “trading price condition.”

For purposes of the trading price condition, the “conversion value” per $1,000 principal amount of notes on a trading day is the product of the closing sale price per share of our common stock and the conversion rate of the notes in effect on that trading day.

Except as described below, the “trading price” of the notes on any day means the average secondary market bid quotations obtained by the bid solicitation agent for $5.0 million principal amount of notes at approximately 4:00 p.m., New York City time, on such day from three independent nationally recognized securities dealers we select. However, if the bid solicitation agent can reasonably obtain only two such bids, then the average of the two bids will instead be used, and if the bid solicitation agent can reasonably obtain only one such bid, then that one bid will be used. Even still, if on a given day:

the bid solicitation agent cannot reasonably obtain at least one bid for $5 million principal amount of the applicable notes from an independent nationally recognized securities dealer; or

in our reasonable, good faith judgment, the bid quotation or quotations that the bid solicitation agent has obtained are not indicative of the secondary market value of the applicable notes,

then the trading price per $1,000 principal amount of the applicable notes will be deemed to be equal to 98% of the product of the closing sale price of our common stock on that day and the conversion rate in effect on that day.

The bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested it to do so, and we will have no obligation to make such request unless a holder of at least $5.0 million aggregate principal amount of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be equal to or less than 98% of the conversion value of the applicable notes. At such time, we will instruct the bid solicitation agent to determine the trading price of the notes for each of the next five trading days and on each following trading day until the trading price condition is no longer satisfied.

Conversion based on redemption

Prior to November 15, 2025, if we call a note for redemption, the holder of that note may surrender its notes for conversion at any time before the close of business on the business day immediately preceding the redemption date.

Conversion upon the occurrence of certain corporate transactions

If:

a “fundamental change,” as described under “—Holders may require us to repurchase their notes upon a fundamental change,” or a “make-whole fundamental change,” as described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” occurs; or

Description of notes

we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then a holder may surrender its notes for conversion at any time during the period that begins on, and includes, the 30th business day before the date we originally announce as the anticipated effective date of the transaction (or, if earlier, the effective date of the transaction) and ends on, and includes, the 30th business day after the actual effective date of the transaction. In addition, if the transaction is a “make-whole fundamental change,” then the notes may also be surrendered for conversion at any time during the “make-whole conversion period” described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” and if the transaction is a “fundamental change,” then the notes may also be surrendered for conversion at any time until, and including, the fundamental change repurchase date for that fundamental change. Holders that convert their notes in connection with a “make-whole fundamental change” may in some circumstances also be entitled to an increased conversion rate. See “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.”

In addition, if we take any action, or become aware of any event, that would require an adjustment to the conversion rate as described in the third bullet (relating to certain distributions of rights or warrants entitling our stockholders to purchase or subscribe for shares of our common stock at a price per share that is less than the “current market price” thereof), the fourth bullet (relating to certain distributions of our or any of our existing or future subsidiaries’ capital stock, evidences of indebtedness or other assets or certain rights or warrants to purchase or subscribe for our securities), the fifth bullet point (relating to cash dividends) or sixth bullet (relating to certain tender offers or exchange offers by us or one of our subsidiaries) under “—Adjustments to the conversion rate” below, then we must mail to registered holders written notice of the action or event at least 30 business days before the record, effective or expiration date, as the case may be, of the transaction. Holders may surrender their notes for conversion beginning on the date we mail the notice (or, if earlier, the date the indenture requires us to mail the notice) until the close of business on the business day immediately preceding the “ex date” or the expiration date for such transaction or until we announce that the transaction will not take place.

Conversion during specified periods

The notes may be surrendered for conversion (a) at any time from, and including, October 15, 2013 to, and including, November 15, 2013, and (b) at any time from, and including, November 15, 2025 to, and including, the close of business on the business day immediately preceding November 15, 2026.

Change in the conversion right upon certain reclassifications, business combinations and asset sales

If we reclassify our common stock (other than a change only in par value or a change as a result of a subdivision or combination of our common stock) or are party to a consolidation, merger or binding share exchange, or if we sell, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets, in each case pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of cash, securities or other property (the “reference property”) that a holder of such note would have received (assuming, if applicable, that the holder would have made the applicable election referred to in the immediately following paragraph) if the holder had converted the

Description of notes

note and, upon such conversion, received, immediately before the transaction, a number of shares of our common stock equal to the then applicable conversion rate of the notes, multiplied by the principal amount (expressed in thousands) of the note. However, at and after the effective time of the transaction, the principal return payable upon conversion of the notes will continue to be payable in cash (instead of reference property) and the daily conversion value will be calculated based on the value of the reference property. A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.

If a transaction described above occurs and holders of our common stock have the opportunity to elect the form of consideration to receive in that transaction, then we will make adequate provision to give holders of the notes, treated as a single class, a reasonable opportunity to elect the form of such consideration for purposes of determining the composition of the “reference property” described above with respect to the notes. Once the election is made, it will apply to all holders of the notes after the effective time of the transaction.

Adjustments to the conversion rate

Subject to the terms of the indenture, we will adjust the conversion rate for:

dividends or distributions on our common stock payable in shares of our common stock to all holders of our common stock;

subdivisions, combinations or certain reclassifications of our common stock;

distributions to all or substantially all holders of our common stock of rights or warrants (other than, as described below, rights distributed pursuant to a shareholder rights plan) entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock at a price per share that is less than the “current market price” per share of our common stock on the record date for the distribution;

dividends or other distributions to all or substantially all holders of our common stock of shares of our or any of our existing or future subsidiaries’ capital stock (other than our common stock), evidences of indebtedness or other assets (other than dividends or distributions covered by the two bullet points below) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than dividends or distributions covered by the immediately preceding bullet point or, as described below, rights or warrants distributed pursuant to a shareholder rights plan) to purchase or subscribe for our securities;

cash dividends or other cash distributions by us to all or substantially all holders of our common stock, other than distributions described in the immediately following bullet point; and

distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, to the extent such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing sale price of our common stock on the first trading day after expiration of the tender or exchange offer.

If we distribute cash in accordance with the fifth bullet point above, then we will increase the conversion rate so that it equals the rate determined by multiplying the conversion rate in effect

Description of notes

immediately before the open of business on the “ex-date” for the cash distribution by a fraction whose numerator is the “current market price” per share of our common stock on the “ex-date” and whose denominator is such “current market price” less the per share amount of the relevant dividend or distribution.

“Current market price” per share of our common stock on a date means the average of the closing sale prices of our common stock for the 10 consecutive trading days ending on, but excluding, the earlier of that date or the “ex-date” with respect to the distribution requiring such computation. We will make adjustments to the current market price in accordance with the indenture to account for the occurrence of certain events during the 10 consecutive trading day period.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and

we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.

The indenture does not require us to adjust the conversion rate for any of the transactions described in the bullet points above if we make provision for each holder of the notes to participate in the transaction without conversion at the same time holders of common stock participate in such transaction and as if such holder of notes held a number of shares equal to the conversion rate in effect on the “ex date” or effective date, as the case may be, for such transaction, multiplied by the principal amount (expressed in thousands) of the notes held by such holder.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward, upon redemption (as described under “—Redemption of notes at our option”), upon a fundamental change (as described under “—Holders may require us to repurchase their notes upon a fundamental change”) or upon maturity.

To the extent permitted by law and the continued listing requirements of the Nasdaq Global Market System, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period permitted or required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, also increase the conversion rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

To the extent that the rights agreement, dated as of October 3, 2002, by and between us and The Bank of New York, as rights agent, or any future rights plan (i.e., a poison pill) adopted by us, is in effect, upon conversion of the notes, you will receive, in addition to any shares of common stock that are otherwise due upon conversion, the rights under such rights agreement or future rights plan, unless the rights have separated from our common stock at the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, other assets or certain rights or warrants as described in the fourth bullet point under “—Adjustments to the conversion rate” above, subject to

Description of notes

readjustment in the event of the expiration, termination or redemption of such rights. See “Description of capital stock—Shareholder rights plan.”

In the event of:

a taxable distribution to holders of common stock which results in an adjustment to the conversion rate; or

an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common stock and could also occur if we make other distributions of cash or property to our stockholders. See “Certain U.S. federal income tax considerations.”

Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change

If, prior to November 15, 2013:

there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act (we refer to such a transaction as an “asset sale make-whole fundamental change”); or

there occurs any transaction or series of related transactions (other than a “listed stock business combination” as described under “—Holders may require us to repurchase their notes upon a fundamental change”), in connection with which (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive other securities, other property, assets or cash (we refer to such any transaction described in this and the immediately preceding bullet point as a “make-whole fundamental change”), then we will increase, as described below under “—The increase in the conversion rate,” the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the 30th business day before the date we originally announce as the anticipated effective date of the make-whole fundamental change to, and including, the 30th business day after the actual effective date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a “fundamental change,” as described under “—Holders may require us to repurchase their notes upon a fundamental change,” to, and including, the fundamental change repurchase date for that fundamental change). We refer to this period as the “make-whole conversion period.”

We will mail to registered holders, at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service, and publish on our website, the anticipated effective date of any proposed make-whole fundamental change. We must make this mailing, announcement and publication at least 30 business days before the first anticipated effective date of the make-whole fundamental change. In addition, no later than the third business day after the completion of the make-whole fundamental change, we must make an additional notice and announcement announcing such completion.

Description of notes

If a holder surrenders a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated, then the holder will not be entitled to the increased conversion rate referred to above in connection with the conversion.

The increase in the conversion rate

In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in the second bullet point under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in the make-whole fundamental change. In all other cases, the “applicable price” will be the average of the closing sale prices per share of our common stock for the five consecutive trading days immediately preceding the relevant effective date. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” of the event occurs, at any time during those five consecutive trading days.

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to the notes that are converted during the make-whole conversion period. The increased conversion rate will be used to determine the amount of consideration due upon conversion, as described under “—Payment upon conversion” above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the tables below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

whose numerator is the conversion rate in effect immediately before the adjustment; and

whose denominator is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in the tables below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the conversion rate.”

Description of notes

Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to the notes:

Number of additional shares
(per $1,000 principal amount of notes)

	Effective Date
	November ,	November 15,	November 15,	November 15,	November 15,	November 15,	November 15,	November 15,
Applicable price	2006	2007	2008	2009	2010	2011	2012	2013

$
$
$
$
$
$
$
$
$
$
$
$
$
$
$
$

The exact applicable price and effective date may not be as set forth in the table above, in which case:

if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two effective dates based on a 365-day year, as applicable;

if the actual applicable price is greater than $ per share (subject to adjustment), we will not increase the conversion rate; and

if the actual applicable price is less than $ per share (subject to adjustment), we will not increase the conversion rate.

The adjustments described in this section are subject to the limitations described above under “—Adjustments to the conversion rate.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

Settlement of conversions in connection with a Make-Whole Fundamental Change

If we are required to increase the conversion rate by the additional shares as a result of a make-whole fundamental change, notes surrendered for conversion will be settled as follows (subject in all respects to the provisions set forth above under “—Payment upon conversion”):

If the last day of the applicable cash settlement averaging period related to notes surrendered for conversion is prior to the third scheduled trading day preceding the anticipated effective date of such make-whole fundamental change, we will settle such conversion as described under “—Payment

Description of notes

upon conversion” above by delivering the amount of consideration due (as described above under “—Payment upon conversion,” based on the conversion rate without regard to the number of additional shares to be added to the conversion rate as described above) on the third trading day immediately following the last day of the applicable cash settlement period. In addition, as soon as practicable following the effective date of such make-whole fundamental change, we will deliver the increase in such amount of cash and shares of our common stock or reference property deliverable in lieu of shares of our common stock, if any, as the case may be, as if the conversion rate had been increased by such number of additional shares during the related cash settlement averaging period (and based upon the relevant daily volume weighted average prices during such cash settlement averaging period). If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering shares of our common stock or reference property based on such increased number of shares.

If the last day of the applicable cash settlement averaging period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the anticipated effective date of the fundamental change, we will settle such conversion as described under “—Payment upon conversion” above (based on the conversion rate as increased by the additional shares described above) on the later to occur of (i) the effective date of the transaction and (ii) the third trading day immediately following the last day of the applicable cash settlement averaging period.

Because we may not deliver the consideration due solely as a result of the increase in the conversion rate described above until after the effective date of the make-whole fundamental change, if we do not deliver solely cash to the extent the daily conversion value on any trading day during the cash settlement averaging period exceeds $50, the non-cash consideration due in respect of such excess may not consist of shares of our common stock as a result of the provisions described above under the caption “—Change in the conversion right upon certain reclassifications, business combinations and asset sales.” Accordingly, to the extent the daily conversion value on any trading day during the cash settlement averaging period exceeds $50, the non-cash consideration due in respect of such excess may be paid in reference property.

REDEMPTION OF NOTES AT OUR OPTION

Prior to November 15, 2013, we may not redeem the notes. We may redeem the notes at our option, in whole or in part, at any time on or after November 15, 2013, on a date not less than 30 nor more than 60 days after the day we mail a redemption notice to each holder of notes to be redeemed at the address of the holder appearing in the security register, at a redemption price, payable in cash, equal to 100% of the principal amount of the notes we redeem (without premium or penalty), plus any accrued and unpaid interest to, but excluding, the redemption date. However, if the redemption date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest, if any, due on such interest payment date to the holder of record at the close of business on the corresponding record date, and the redemption price will not include any accrued and unpaid interest. We will make at least 14 semiannual interest payments (including the interest payment on May 15, 2007) on the notes before we can redeem the notes at our option.

For a discussion of certain tax consequences to a holder upon a redemption of notes, see “Material U.S. federal tax considerations—U.S. holders—Sale, exchange, redemption or other disposition of notes” and “—Non-U.S. holders—Sale, exchange, redemption or other disposition of notes or shares of common stock”.

Description of notes

If the paying agent holds money sufficient to pay the redemption price due on a note on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price upon delivery of the note.

The conversion right with respect to any notes we have called for redemption will expire at the close of business on the business day immediately preceding the redemption date, unless we default in the payment of the redemption price.

If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in integral multiples of $1,000 principal amount by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. However, we may redeem the notes only in integral multiples of $1,000 principal amount. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the principal amount of the note that is subject to redemption will be reduced by the principal amount that the holder converted.

We will not redeem the notes on any date if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded on or prior to such date.

PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER

On each of November 15, 2013, November 15, 2016 and November 15, 2021 (each, a “purchase date”), a holder may require us to purchase all or a portion of the holder’s outstanding notes, at a price in cash equal to 100% of the principal amount of the notes to be purchased (without premium or penalty), plus any accrued and unpaid interest to, but excluding, the purchase date; provided, however, that any such accrued and unpaid interest will be paid not to the holder submitting the note for repurchase on the relevant purchase date but instead to the holder of record at the close of business on the corresponding record date. On each purchase date, we will purchase all notes for which the holder has delivered and not withdrawn a written purchase notice. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days before the purchase date until the close of business on the business day immediately preceding the purchase date.

For a discussion of material tax consequences to a holder receiving cash upon a purchase of the notes at the holder’s option, see “Material U.S. federal tax considerations—U.S. holders—Sale, exchange, redemption or other disposition of notes” and “—Non-U.S. holders—Sale, exchange, redemption or other disposition of notes or shares of common stock”.

We will give notice on a date that is at least 20 business days before each purchase date to all holders at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

the amount of the purchase price;

that notes with respect to which the holder has delivered a purchase notice may be converted, if otherwise convertible, only if the holder withdraws the purchase notice in accordance with the terms of the indenture; and

the procedures that holders must follow to require us to purchase their notes, including the name and address of the paying agent.

Description of notes

To require us to purchase its notes, the holder must deliver a purchase notice that states:

if the notes are held in certificated form, the certificate numbers of the holder’s notes to be delivered for purchase;

the principal amount of the notes to be purchased, which must be an integral multiple of $1,000; and

that the notes are to be purchased by us pursuant to the applicable provisions of the indenture.

A holder that has delivered a purchase notice may withdraw the purchase notice by delivering a written notice of withdrawal to the paying agent before the close of business on the business day before the purchase date. The notice of withdrawal must state:

the name of the holder;

a statement that the holder is withdrawing its election to require us to purchase its notes;

if the notes are held in certificated form, the certificate numbers of the notes being withdrawn;

the principal amount being withdrawn, which must be an integral multiple of $1,000; and

the principal amount, if any, of the notes that remain subject to the purchase notice, which must be an integral multiple of $1,000.

If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

To receive payment of the purchase price for a note for which the holder has delivered and not withdrawn a purchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. You will receive payment on the later of the purchase date and the time of book-entry transfer or the delivery of the notes, together with necessary endorsements.

If the paying agent holds on a purchase date money sufficient to pay the purchase price due on a note in accordance with the terms of the indenture, then, on and after that purchase date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the purchase price upon delivery of the note.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the purchase price for all notes holders have elected to have us purchase. Furthermore, payment of the purchase price may violate the terms of our existing or future indebtedness. See “Risk factors—We may not have the ability to repurchase the notes for cash pursuant to their terms or to pay the amounts due upon conversion of the notes when required”. Our failure to purchase the notes when required would result in an event of default with respect to the notes. An event of default may, in turn, cause a default under our other indebtedness.

In connection with any purchase offer, we will, to the extent applicable:

comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

file a Schedule TO or any other required schedule under the Exchange Act or other applicable laws.

No notes may be purchased by us at the option of holders on November 15, 2013, November 15, 2016 or November 15, 2021 if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Description of notes

HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A FUNDAMENTAL CHANGE

If a “fundamental change,” as described below, occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes to be repurchased, plus, except as described below, any accrued and unpaid interest to, but excluding, the “fundamental change repurchase date,” as described below. However, if the fundamental change repurchase date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date, and the repurchase price will not include any accrued and unpaid interest.

We must repurchase the notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date must be no later than 35 days, and no earlier than 20 days, after the date we have mailed a notice of the fundamental change, as described below.

Within 10 business days after the occurrence of a fundamental change, we must mail to all registered holders of notes at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change. We must also publicly release, through a reputable national newswire service, and publish on our website, a notice of the fundamental change. The notice must state, among other things:

the events causing the fundamental change;

the date of the fundamental change;

the fundamental change repurchase date;

the last date on which a holder may exercise the repurchase right;

the fundamental change repurchase price;

the names and addresses of the paying agent and the conversion agent;

the procedures that holders must follow to exercise their repurchase right;

the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

that notes with respect to which a holder has delivered a fundamental change repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture, unless we default in the payment of the fundamental change repurchase price.

To exercise the repurchase right, a holder must deliver a written fundamental change repurchase notice to the paying agent no later than the close of business on the business day immediately preceding the fundamental change repurchase date. This written notice must state:

the certificate numbers of the notes that the holder will deliver for repurchase, if they are in certificated form;

the principal amount of the notes to be repurchased, which must be an integral multiple of $1,000; and

that the notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture.

Description of notes

A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

the name of the holder;

a statement that the holder is withdrawing its election to require us to repurchase its notes;

the certificate numbers of the notes being withdrawn, if they are in certificated form;

the principal amount of notes being withdrawn, which must be an integral multiple of $1,000; and

the principal amount, if any, of the notes that remain subject to the fundamental change repurchase notice, which must be an integral multiple of $1,000.

If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

To receive payment of the fundamental change repurchase price for a note for which the holder has delivered and not validly withdrawn a fundamental change repurchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will pay the fundamental change repurchase price for the note no later than the later of the fundamental change repurchase date and the time of delivery of the note, together with necessary endorsements.

For a discussion of certain tax considerations applicable to a holder upon the exercise of the repurchase right, see “Certain U.S. federal income tax considerations.”

If on the fundamental change repurchase date the paying agent holds money sufficient to pay the fundamental change repurchase price due on a note in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price upon delivery of the note.

A “fundamental change” will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”

A “change in control” will be deemed to occur at such time as:

any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total outstanding voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act;

we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, unless either:

-	the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total outstanding voting power of all

Description of notes

outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger; or

-	both of the following conditions are satisfied (we refer to such a transaction as a “listed stock business combination”):

-	at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights traded on a U.S. national securities exchange (or which will be so traded when issued or exchanged in connection with such consolidation or merger); and

-	as a result of such consolidation or merger, the notes become convertible into cash and, if applicable, solely such common stock and associated rights;

the following persons cease for any reason to constitute a majority of our board of directors:

-	individuals who on the first issue date of the notes constituted our board of directors; and

-	any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office, or by a nominating committee thereof consisting of directors, either who were directors on such first issue date of the notes or whose election or nomination for election was previously so approved; or

we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.

There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets would permit a holder to exercise its right to have us repurchase its notes in accordance with the fundamental change provisions described above.

A “termination of trading” is deemed to occur if our common stock (or other common stock into which the notes are then convertible if we do not deliver solely cash to the extent the daily conversion value on any trading day during the cash settlement averaging period exceeds $50) is not listed for trading on a U.S. national securities exchange.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all notes holders have elected to have us repurchase. Furthermore, the terms of our existing or future indebtedness may limit our ability to pay the repurchase price to repurchase notes. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. The exercise by holders of the notes of their right to require us to repurchase their notes upon a fundamental change could cause a default under our other outstanding indebtedness, even if the fundamental change itself does not.

We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indenture for the notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the notes.

In addition, the fundamental change repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. Furthermore, the fundamental change repurchase feature of

Description of notes

the notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.

In connection with any fundamental change offer, we will, to the extent applicable:

comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

file a Schedule TO or any other required schedule under the Exchange Act or other applicable laws.

No notes may be repurchased by us at the option of the holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

CONSOLIDATION, MERGER AND SALE OF ASSETS

The indenture prohibits us from consolidating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:

such other person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia;

such person assumes all of our obligations under the notes and the indenture; and

no default or event of default exists immediately after giving effect to the transaction or series of transactions.

When the successor assumes all of our obligations under the indenture, except in the case of a lease, our obligations under the indenture will terminate.

Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their notes, as described under “—Holders may require us to repurchase their notes upon a fundamental change.”

There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.

EVENTS OF DEFAULT

The following are events of default under the indenture for the notes:

our failure to pay the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on a purchase date with respect to a purchase at the option of the holder, on a fundamental change repurchase date with respect to a fundamental change or otherwise;

our failure to pay an installment of interest on any note when due, if the failure continues for 30 days after the date when due;

our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right;

our failure to timely provide notice as described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change”, “—Purchase of notes by us at the option of the holder” or “—Holders may require us to repurchase their notes upon a fundamental change”;

our failure to comply with any other term, covenant or agreement contained in the notes or the indenture, if the failure is not cured within 60 days after notice to us by the trustee or to the trustee

Description of notes

and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $20 million (the “cross-default threshold”) or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 30 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding in accordance with the indenture;

failure by us or any of our subsidiaries, within 30 days, to pay, bond or otherwise discharge any final, non-appealable judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds $20 million (the “judgment default threshold” and, together with the “cross-default threshold,” the “default thresholds”), which are not stayed on appeal; and

certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Exchange Act) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

The sole remedy for any breach of our obligation under the indenture to file periodic or other reports (including pursuant to section 314(a)(1) of the Trust Indenture Act) shall be the payment of liquidated damages and a reduction in the default thresholds as described in the last sentence of this paragraph, and holders will not have any right under the indenture to accelerate the maturity of the notes as a result of any such breach. If a breach of our obligation under the indenture to file periodic or other reports (including pursuant to section 314(a)(1) of the Trust Indenture Act) continues for 90 days after notice thereof is given in accordance with the indenture, we will pay liquidated damages to all holders of notes at a rate per annum equal to 0.50% per annum of the notes’ principal amount from the 90th day following such notice until such breach is cured, and until such breach is cured, the default thresholds shall be reduced to $5 million.

Subject to the immediately preceding paragraph, if an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest on, all notes will automatically become immediately due and payable.

After any such acceleration, the holders of a majority in aggregate principal amount of the notes, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

the rescission would not conflict with any order or decree;

all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and

certain amounts due to the trustee are paid.

Description of notes

The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

the holder gives the trustee written notice of a continuing event of default;

the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the notes then outstanding, a direction that is inconsistent with the request.

However, the above limitations do not apply to a suit by a holder to enforce:

the payment of any amounts due on that holder’s notes after the applicable due date; or

the right to convert that holder’s notes in accordance with the indenture.

Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

in the payment of principal of, or premium, if any, or interest on, any note or in the payment of the fundamental change repurchase price;

arising from our failure to convert any note in accordance with the indenture; or

in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under the indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each registered holder of notes a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default:

has been cured or waived; or

is not in the payment of any amounts due with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of holders.

Description of notes

MODIFICATION AND WAIVER

We may amend or supplement the indenture or the notes with the consent of the trustee and holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with any provision of the indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

change the stated maturity of the principal of, or the payment date of any installment of interest on, any note;

reduce the principal amount of, or any premium or interest on, any note;

change the place, manner or currency of payment of principal of, or any premium or interest on, any note;

impair the right to institute a suit for the enforcement of any payment on, or with respect to, or of the conversion of, any note;

modify, in a manner adverse to the holders of the notes, the provisions of the indenture relating to the right of the holders to require us to purchase notes upon a fundamental change or on each of November 15, 2013, November 15, 2016 and November 15, 2021 at the holders’ option;

modify the ranking provisions of the indenture in a manner adverse to the holders of notes;

adversely affect the right of the holders of the notes to convert their notes in accordance with the indenture;

reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a modification or amendment of the indenture or the notes;

reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a waiver of compliance with any provision of the indenture or the notes or a waiver of any default or event of default; or

modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

We may, with the trustee’s consent, amend or supplement the indenture or the notes without notice to or the consent of any holder of the notes to:

evidence the assumption of our obligations under the indenture and notes by a successor upon our consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets in accordance with the indenture;

make adjustments in accordance with the indenture to the right to convert the notes upon certain reclassifications or changes in our common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets;

secure our obligations in respect of the notes;

have a third-party guarantee the notes;

add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us; or

make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture.

Description of notes

In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not, individually or in the aggregate with all other changes, adversely affect the rights of any holder in any respect. We and the trustee may also enter into a supplemental indenture without the consent of holders of the notes in order to conform the indenture to the description of the notes contained in this prospectus supplement.

Except as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes, by notice to the trustee, generally may:

waive compliance by us with any provision of the indenture or the notes, as detailed in the indenture; and

waive any past default or event of default and its consequences, except a default or event of default:

-	in the payment of principal of, or premium, if any, or interest on, any note or in the payment of the fundamental change repurchase price or the purchase price in connection with any purchase of the notes on November 15, 2013, November 15, 2016 or November 15, 2021, at the holders’ option;

-	arising from our failure to convert any note in accordance with the indenture; or

-	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

DISCHARGE

We may satisfy and discharge our obligations under the indenture by:

delivering all outstanding notes to the trustee for cancellation; or

depositing with the trustee or the paying agent after the notes have become due and payable, whether at stated maturity or any redemption date, purchase date or fundamental change repurchase date, cash sufficient to pay all amounts due on all outstanding notes and paying all other sums payable under the indenture.

In addition, in the case of a deposit, there must not exist a default or event of default with respect to the notes on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the indenture.

CALCULATIONS IN RESPECT OF NOTES

We and our agents are responsible for making all calculations called for under the indenture and notes. These calculations include, but are not limited to, determination of the trading price of the notes, the current market price of our common stock, the number of shares, if any, issuable upon conversion of the notes and amounts of interest payable on the notes. We and our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of notes. We will provide a copy of these calculations to the trustee, as required, and, absent manifest error, the trustee is entitled to rely on the accuracy of our calculations without independent verification.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR STOCKHOLDERS

None of our past, present or future directors, officers, employees or stockholders, as such, will have any liability for any of our obligations under the notes or the indenture or for any claim based on, or in

Description of notes

respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issuance of the notes. However, this waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

REPORTS TO TRUSTEE

We will furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders. We will so furnish such reports on or prior to the date on which they are required to be filed with the SEC.

UNCLAIMED MONEY

If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish (in no event later than five days after we request repayment) in a newspaper of general circulation in the City of New York, or mail to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

PURCHASE AND CANCELLATION

The registrar, paying agent and conversion agent will forward to the trustee any notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement.

REPLACEMENT OF NOTES

We will replace mutilated, lost, destroyed or stolen notes at the holder’s expense upon delivery to the trustee of the mutilated notes or evidence of the loss, destruction or theft of the notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or the trustee may require, at the expense of the holder, indemnity (including in the form of a bond) reasonably satisfactory to us and the trustee.

TRUSTEE AND TRANSFER AGENT

The trustee for the notes is The Bank of New York. We have appointed the trustee as the paying agent, bid solicitation agent, registrar, conversion agent and custodian with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. The Bank of New York and its affiliates have in the past provided or may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Description of notes

The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

The transfer agent for our common stock is The Bank of New York.

LISTING AND TRADING

The notes will not be listed or quoted on any securities exchange. Our common stock is listed on the Nasdaq Global Select Market under the ticker symbol “ARRS.”

FORM, DENOMINATION AND REGISTRATION OF NOTES

General

The notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below. See “—Global securities” below for more information. The trustee need not register the transfer of or exchange any note that has been selected for redemption or for which the holder has delivered, and not validly withdrawn, a purchase notice or fundamental change repurchase notice, except, in the case of a partial redemption, purchase or repurchase, that portion of the notes not being redeemed, purchased or repurchased.

See “—Global securities” and “—Certificated securities” for a description of additional transfer restrictions that apply to the notes.

We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.

Global securities

Global securities will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or a nominee of DTC.

Except in the limited circumstances described below and in “—Certificated securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

We will apply to DTC for acceptance of the global securities in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except

Description of notes

in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Certificated securities

The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Exchange Act and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

an event of default has occurred and is continuing.

Settlement and payment

We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $2.0 million aggregate principal amount of the notes. However, if a holder of a certificated note does not specify an account, or holds $2.0 million or less in aggregate principal amount of the notes, then we will mail a check to that holder’s registered address.

Description of notes

We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the underwriters nor the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

We have obtained the information we describe in this prospectus supplement concerning DTC and its book-entry system from sources that we believe to be reliable, but neither we nor the underwriters takes any responsibility for the accuracy of this information.

GOVERNING LAW

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

Description of capital stock

GENERAL

Our authorized capital stock is 325,000,000 shares consisting of 320,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share, in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the board of directors for each series. The following summary description of certain provisions of our Amended and Restated Certificate of Incorporation and the By-laws does not purport to be complete and is qualified in its entirety by reference to said provisions.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

The outstanding shares of common stock are, and the common stock issuable upon conversion of the notes will be, when issued and paid for, fully paid and non-assessable.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue.

PREFERRED STOCK

We have authorized 5,000,000 shares of preferred stock which may be issued with such preferences and voting rights as the board of directors, without further approval by the stockholders, may determine by duly adopted resolution. See “—Certain Charter and By-Law Provisions.” We have no shares of preferred stock issued and outstanding. With the adoption of our shareholder rights plan on October 3, 2002, we designated 320,000 shares of preferred stock as Series A Participating Preferred Stock.

SHAREHOLDER RIGHTS PLAN

Each share of our common stock issued and outstanding prior to a distribution date under our Rights Agreement, dated as of October 3, 2002, between us and The Bank of New York, as rights agent (the “Rights Agreement”), includes one right, which right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share, at a purchase price of $37.00, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement.

Initially, the rights will be attached to all common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. The rights will separate from the common stock and a distribution date will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has (subject to certain exceptions) acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the

Description of capital stock

outstanding shares of our common stock, other than as a result of repurchases of stock by us (such person, subject to certain exceptions, an “acquiring person”), or (ii) ten business days (or such later date as the board shall determine) following (x) the commencement of a tender offer or exchange offer that, if successfully completed, would result in a person or group becoming an acquiring person of such outstanding shares of our common stock or (y) the date of the public announcement of the interest of any person or group (subject to certain exceptions) to commence a tender offer or exchange offer that, if successfully completed, would result in the person becoming an acquiring person of such outstanding shares of our common stock.

The rights agreement provides that, until the distribution date (or the earlier expiration or redemption of the rights), we will issue one new right for each share of common stock issued by us after the record date. The rights are not exercisable until the distribution date and will expire at the close of business on October 3, 2012, unless earlier redeemed by us.

Each share of Series A Participating Preferred Stock purchasable upon exercise of the rights will have a preferential dividend equal to 1,000 times the aggregate per share amount of all cash dividends declared on the common stock, and 1,000 times the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of common stock or a subdivision of the outstanding common stock) declared on the shares of common stock. In the event of our liquidation, dissolution or winding up, the holders of the Series A Participating Preferred Stock will be entitled to receive an aggregate amount per share equal to 1,000 times the aggregate amount distributed per share to each holder of shares of common stock plus any accrued and unpaid dividends on the Series A Participating Preferred Stock. In the event of any merger, consolidation, combination or other transaction in which shares of common stock are exchanged, each share of Series A Participating Preferred Stock will be similarly exchanged in an amount per share equal to 1,000 times the amount and type of consideration received per share of common stock. The rights of the shares of Series A Participating Preferred Stock as to dividends and liquidation, and in the event of a merger or consolidation, are protected by antidilution provisions.

In the event a person becomes an acquiring person, each holder of a right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the company) having a value equal to two times the exercise price of the right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be null and void.

In the event that, at any time following the stock acquisition date, (i) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of our assets, cash flow or earning power is sold or transferred, each holder of a right (except rights which previously have been voided) shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

At any time after a person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our board may exchange the rights (other than rights owned by the person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock per right (subject to adjustment). At any time prior to ten business days following the stock acquisition date, our board may redeem the rights in whole, but not in part, at a price of $0.001 per right (payable in cash, common stock or other consideration deemed appropriate by the board). Immediately upon the action of the board ordering redemption of the rights,

Description of capital stock

the rights will terminate and the only right of the holders of rights will be to receive the $0.001 redemption price.

The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire us and to provide our board of directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights, however, should not affect any prospective offer or willing to make an offer at a fair price and determined by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors.

CERTAIN CHARTER AND BY-LAW PROVISIONS

Pursuant to the provisions of the Delaware General Corporation Law (the “DGCL”), we have adopted provisions in our Amended and Restated Certificate of Incorporation and By-laws which required us to indemnify our officers and directors to the fullest extent permitted by law, and eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their duty of due care except (i) for any breach of the duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of laws; (iii) for liability under Section 174 of the DGCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit. These provisions do not eliminate a director’s duty of care. Moreover, the provisions do not apply to claims against a director for violation of certain laws, including Federal securities laws. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as directors and officers.

Our Amended and Restated Certificate of Incorporation includes a provision which allows the board of directors, without stockholder approval to issue up to 5,000,000 shares of preferred stock with voting, liquidation and conversion rights that could be superior to and adversely affect the voting power of holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.

DELAWARE ANTI-TAKEOVER LAW

We are a Delaware corporation that is subject to Section 203 of the DGCL (“Section 203”). Under Section 203 certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in our certificate of incorporation not to be governed by Section 203 (we have not made such election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined

Description of capital stock

generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Certain U.S. federal income tax considerations

IN GENERAL

This section is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or the common stock into which the notes may be converted. The summary applies only to beneficial owners of the notes that purchase their notes in this offering for an amount equal to the issue price of the notes, which is the first price at which a substantial amount of the notes is sold for money to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is limited to holders that hold the notes and the common stock into which the notes may be converted as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code, or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (including without limitation dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, persons deemed to sell notes or common stock under the constructive sale provisions of the Code, or certain former citizens and residents of the United States). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL, ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS AND ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

As used herein, the term “U.S. Holder” means a beneficial owner of the notes or the common stock into which the notes may be converted that, for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust that (a) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of the notes or the common stock into which the notes may be converted (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or common stock acquired upon conversion of a note, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon

Certain U.S. federal income tax considerations

the status of the partner and the activities of the partnership. A beneficial owner of a note or common stock acquired upon conversion of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which the notes may be converted.

Taxation of interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes.

Sale, exchange, redemption or other disposition of notes

A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other taxable disposition. The U.S. Holder’s gain or loss generally will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s tax basis in the note. The U.S. Holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the disposition. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum rate of 15 percent. Short-term capital gains are taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Conversion of notes

If a U.S. Holder receives solely cash in exchange for the notes upon conversion, the U.S. Holder’s gain or loss will be determined in the same manner as if the U.S. Holder disposed of the notes in a taxable disposition (as described above under “—U.S. Holders—Sale, exchange, redemption or other disposition of notes”). The tax treatment of a conversion of a note into cash and common stock is uncertain and U.S. Holders should consult their tax advisors regarding the consequences of such a conversion.

Treatment as a recapitalization.  If we pay a combination of cash and stock in exchange for notes upon conversion and the notes are treated as securities for U.S. federal income tax purposes, the exchange would be treated as a recapitalization (although we cannot guarantee that the IRS will not challenge this conclusion). In such case, gain, but not loss, would be recognized equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such) over a U.S. Holder’s adjusted tax basis in the notes, but in no event should the gain recognized exceed the amount of cash received (excluding amounts attributable to accrued interest and cash in lieu of fractional shares). The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. Holder would receive in respect of the fractional share and the portion of the U.S. Holder’s adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash

Certain U.S. federal income tax considerations

attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. Holder’s holding period for shares of common stock would include the period during which the U.S. Holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Alternative treatment as part conversion and part redemption.  If the conversion of a note into cash and common stock were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxes in the manner described under “—U.S. Holders—Sale, exchange, redemption or other disposition of notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the common stock received would be treated as having been received upon a conversion of the note, which generally would not be taxable to a U.S. Holder except to the extent of any common stock received with respect to accrued interest. In such case, the U.S. Holder’s tax basis in the note would generally be allocated pro rata among the common stock received, the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Treatment if the conversion is a fully taxable event.  If we pay a combination of cash and stock in exchange for notes upon conversion and the conversion is treated as a fully taxable event, a U.S. Holder will generally recognize gain or loss in a taxable disposition in the manner described above under “—U.S. Holders—Sale, exchange, redemption or other disposition of notes.” In such case, a U.S. Holder’s tax basis in the stock will equal its fair market value on the date of the conversion, and the holding period of the stock will begin on the day immediately after the date of the conversion.

Distributions

If, after a U.S. Holder acquires our common stock upon a conversion of a note, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its common stock, and any remaining excess will be treated as capital gain from the sale or exchange of the common stock. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividends-received deduction on a portion of any distribution taxed as a dividend, provided that certain holding period requirements and other customary conditions are satisfied. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15 percent provided that certain holding period requirements are met.

Constructive distributions

The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders may be treated as though they received a taxable distribution in the form of our common stock. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our stockholders. The adjustment to the conversion rate of notes converted in connection with a change in control, as described under “Description of the notes—Conversion rights—Make whole amount,” also

Certain U.S. federal income tax considerations

may be treated as a taxable stock distribution. Not all changes in the conversion rate that result in noteholders’ receiving more common stock on conversion, however, increase the noteholders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to the stockholders. In addition, if an event occurs that increases the interests of the noteholders and the conversion rate of the notes is not adjusted (or not adequately adjusted), this could be treated as a taxable stock distribution to the noteholders. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a distribution of common stock would be treated for U.S. federal income tax purposes in the same manner as distributions on our common stock paid in cash or other property. Such distributions would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits (with the recipient’s tax basis in its note being increased by the amount of such dividend), with any excess treated as a tax-free return of the holder’s investment in its note or as capital gain. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15 percent rate or the dividends-received deduction described in the previous paragraph as the requisite applicable holding period requirements might not be considered to be satisfied.

Sale or exchange of common stock

A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a U.S. Holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period in the common stock is more than one year, or short-term capital gain or loss if the holder’s holding period in the common stock is one year or less, at the time of the disposition. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15 percent rate. Short-term capital gains are taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

NON-U.S. HOLDERS

Taxation of interest

Subject to the discussion below under “—Income or gains effectively connected with a U.S. trade or business,” payments of interest to Non-U.S. Holders are generally subject to U.S. federal income tax at a rate of 30 percent (or a reduced rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from U.S. federal income tax, including withholding of such tax, if the Non-U.S. Holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

owns, actually or constructively, shares of our stock representing at least 10 percent of the total combined voting power of all classes of our stock entitled to vote; or

Certain U.S. federal income tax considerations

is a “controlled foreign corporation” that is related, directly or indirectly, to us through sufficient stock ownership.

In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10 percent of the corporation’s voting stock.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than the partnership or other entity, and the partnership or other entity must provide the partners’ or owners’ documentation to us or our paying agent.

Sale, exchange, redemption, conversion or other disposition of notes or common stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “—Non-U.S. Holders—Taxation of interest” above) or common stock, unless:

the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which case the gain would be subject to tax as described below under “—Non-U.S. Holders—Income or gains effectively connected with a U.S. trade or business”;

subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied, in which case, except as otherwise provided by an applicable income tax treaty, the gain would be subject to a flat 30 percent tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes or common stock by a Non-U.S. Holder if we are at the time of such sale, exchange, redemption or other disposition, or were at any time within five years (or, if shorter, the Non-U.S. Holder’s holding period for the notes or common stock disposed of) before the sale, exchange, redemption or other disposition, a “U.S. real property holding corporation” (or USRPHC). In very general terms, we would be a USRPHC if interests in U.S. real estate comprised at least 50 percent of our assets. We believe that we have not been, currently are not, and will not become in the future, a USRPHC.

Certain U.S. federal income tax considerations

Dividends

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note, including any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion (as described under “—U.S. Holders—Constructive distributions” above) generally will be subject to U.S. withholding tax at a 30 percent rate. Withholding tax applicable to any taxable constructive stock dividends received by a Non-U.S. Holder may be withheld from interest on the notes, distributions on the common stock, shares of common stock or proceeds subsequently paid or credited to the Non-U.S. Holder. The withholding tax on dividends (including any taxable constructive stock dividends), however, may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by timely delivering a properly executed IRS Form W-8BEN or appropriate substitute form. A Non-U.S. Holder that is eligible for a reduced rate of withholding under the terms of an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Dividends on the common stock that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business are discussed below under “—Non-U.S. Holders—Income or gains effectively connected with a U.S. trade or business.”

Income or gains effectively connected with a U.S. trade or business

If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the same manner applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, the holder must certify its qualification, which can be done by timely filing a properly executed IRS Form W-8ECI (in the case of a U.S. trade or business income) or properly completed and executed IRS Form W-8BEN (in the case of a treaty), or any successor from as the IRS designates, as applicable, prior to the payment of interest. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Payments of interest or dividends to U.S. Holders of notes or common stock generally will be subject to information reporting, and will be subject to backup withholding, currently at a rate of 28 percent, unless the holder (1) is an exempt payee, such as a corporation, or (2) provides the payor with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup

Certain U.S. federal income tax considerations

withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “—Non-U.S. Holders—Taxation of interest” and “—Non-U.S. Holders—Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the Non-U.S. Holder certifies its non-U.S. status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its non-U.S. status or otherwise establishes an exemption.

Any amounts withheld from a payment to a U.S. Holder or Non-U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

The preceding discussion of certain U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes and the common stock into which the notes may be converted, including the consequences of any proposed change in applicable laws.

Underwriting

We are offering the notes through UBS Securities LLC and Deutsche Bank Securities Inc. We have entered into an underwriting agreement with these underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the principal amount of notes listed next to its name in the following table:

Principal amount
Underwriters	of notes

UBS Securities LLC	$
Deutsche Bank Securities Inc.

Total	$225,000,000

The underwriting agreement provides that the underwriters must buy all of the notes if they buy any of them. However, the underwriters are not required to take or pay for the notes covered by the underwriters’ over-allotment option described below.

The notes are offered subject to a number of conditions, including:

receipt and acceptance of the notes by the underwriters; and

the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters the option to buy up to an additional $33.75 million principal amount of the notes. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional notes on a pro rata basis in approximately the same proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Notes sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to  % of the principal amount of the notes. Any of these securities dealers may resell any notes purchased from the underwriters to other brokers or dealers at a discount from the public offering price of up to  % of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of notes made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the notes at the price and upon the terms stated in the underwriting agreement and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per note (expressed as a percentage of the principal amount of notes) and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional $33.75 million aggregate principal amount of notes:

	No exercise		Full exercise

Per note		%		%
Total	$		$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $700,000.

In compliance with guidelines of the NASD, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and our directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Deutsche Bank Securities Inc., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge shares of our common stock or securities convertible into or exchangeable for shares of our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC and Deutsche Bank Securities Inc. may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Our lock-up agreement will not apply to: (A) the issuance of the notes in this offering, (B) the issuance of shares of common stock upon conversion of the notes, (C) issuances of common stock upon the exercise of outstanding options or warrants, (D) the issuance of employee stock options not exercisable during the lock-up period, (E) any required issuance of common stock pursuant to our shareholder rights plan (as described under “Description of capital stock—Shareholder rights plan”) and (F) the offer and sale of shares of common stock to the equity holders of any other company in connection with an acquisition of that company, so long each director, executive officer and affiliate of that company delivers a lock-up agreement to UBS Securities LLC and Deutsche Bank Securities Inc.

The lock-up agreements being entered into by our executive officers and directors will not apply to: (A) bona fide gifts, provided the recipient agrees to be bound by the lock-up agreement, (B) dispositions to any trust for the benefit of the officer, director or an immediate family member, provided that such trust agrees to be bound by the lock-up agreement or (C) dispositions pursuant to a written contract, instruction or plan satisfying the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Underwriting

NEW ISSUE OF SECURITIES

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Our common stock is currently quoted on the NASDAQ Global Select Market under the symbol “ARRS.” We intend to list the shares of common stock issuable upon conversion of the notes on the NASDAQ Global Select Market.

PRICE-STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the notes and our common stock, including:

stabilizing transactions;

short sales;

purchases to cover positions created by short sales;

imposition of penalty bids; and

syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress. These transactions may also include making short sales of the notes, which involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing notes in the open market. In making this determination, the underwriters will consider, among other things, the price of notes available for purchase in the open market compared to the price at which they may purchase notes through the over-allotment option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the

Underwriting

underwriters at any time. The underwriters may carry out these transactions in the over-the-counter market or otherwise.

AFFILIATIONS
The underwriters and their affiliates may in the future provide commercial banking, financial advisory, investment banking or other services to us and our affiliates.

Legal matters

Certain legal matters in connection with the offering, including the validity of the notes, will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Independent registered public accounting firm

The consolidated financial statements of ARRIS Group, Inc. appearing in ARRIS Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein), and ARRIS Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where you can find additional information

In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information that we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding registrants (including us) that file electronically with the SEC (www.sec.gov). Our Internet site is www.arrisi.com.

Incorporation of certain documents by reference

We are “incorporating by reference” specified documents that we file with the SEC, which means:

incorporated documents are considered part of this prospectus supplement;

we are disclosing important information to you by referring you to those documents; and

information that we file in the future with the SEC automatically will update and supersede earlier information in or incorporated by reference in this prospectus supplement.

We incorporate by reference the documents listed below (including each of the exhibits referenced therein):

our Annual Report on Form 10-K for the year ended December 31, 2005;

our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

our Definitive Proxy on Schedule 14A filed on April 18, 2006;

The description of our common stock contained in our Registration Statement on Form 8-A, as filed on August 3, 2001, as amended by our Registration Statements on Form 8-A/A as filed on August 7, 2001 and October 3, 2002, including any amendments or reports filed for the purpose of updating such descriptions; and

Incorporation of certain documents by reference

All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus) supplement and prior to the termination of this offering; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01).

To the extent there are inconsistencies between the information contained in this prospectus supplement and the accompanying prospectus and the information contained in the documents incorporated by reference as of the date hereof, the information in this prospectus supplement shall be deemed to supersede the information in the accompanying prospectus and incorporated documents. Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Statements contained in this prospectus supplement or in any document incorporated by reference into this prospectus supplement as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all respects by such reference.

Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material by contacting our corporate headquarters at the following address: ARRIS Group, Inc., 3871 Lakefield Drive, Suwanee, Georgia 30024, (678) 473-2000, Attn: Secretary.

PROSPECTUS

ARRIS GROUP, Inc.

Common Stock
Convertible Debt Securities

We may, from time to time, offer to sell common stock or convertible debt securities. We refer to our common stock and convertible debt securities collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for our other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the Registration Statement of which this prospectus is a part or in a supplement to this prospectus or may be set forth in one or more documents incorporated by reference in this prospectus.

We or any selling securityholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “ARRS.”

Investing in our securities involves risks that are described in the “Risk Factors” section contained in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 6, 2006.

About this prospectus

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission (SEC) using the “shelf” registration process. By using a shelf registration statement, we and/or certain selling securityholders may offer and sell, from time to time, in one or more offerings, the securities described in this prospectus. No limit exists on the aggregate amount of the securities we may sell pursuant to the Registration Statement.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities.

This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

We urge you to read carefully both this prospectus and the prospectus supplement accompanying this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” before deciding whether to invest in any of the securities being offered.

References in this prospectus to “Arris,” “we,” “us” and “our” are to Arris Group, Inc. and its subsidiaries. The term “you” refers to a prospective investor. Our principal executive offices are located at 3871 Lakefield Drive, Suwanee, Georgia 30024. Our phone number is (678) 473-2000.

Risk factors

Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Where you can find more information

We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the SEC. These documents may be read and copied at the Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the SEC.

Information incorporated by reference

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later

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information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

Our Annual Report on Form 10-K for the year ended December 31, 2005;

Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

Our Definitive Proxy on Schedule 14A filed on April 18, 2006;

The description of our common stock contained in our Registration Statement on Form 8-A, as filed on August 3, 2001, as amended by our Registration Statements on Form 8-A/A as filed on August 7, 2001 and October 3, 2002, including any amendments or reports filed for the purpose of updating such descriptions; and

All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this offering memorandum and prior to the termination of this offering; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01).

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits, free of charge by contacting our Secretary at our principal offices, which are located at 3871 Lakefield Drive, Suwanee, Georgia 30024, and our telephone number is (678) 473-2000.

Arris Group, Inc.

We are a global communications technology company specializing in the design and engineering of broadband networks. We develop, manufacture and supply cable telephony, video and high-speed data equipment, as well as outside plant construction and maintenance equipment for cable system operators. We provide products and equipment principally to the cable television market and, more specifically, to operators of multiple cable systems, or MSOs, on a worldwide basis. Our products allow cable system operators and broadband service providers to deliver a full range of integrated voice, video and high speed data services to their subscribers. In addition, we are a leading supplier of infrastructure products used by cable system operators in the build-out and maintenance of hybrid fiber-coaxial, or HFC, networks.

Use of proceeds

We will set forth in the applicable prospectus supplement our intended use for the net proceeds received by us from our sale of securities under this prospectus. We will not receive the net proceeds of any sales by selling securityholders.

Description of securities

We may offer shares of common stock and convertible debt securities. We will set forth in the applicable prospectus supplement a description of the common stock or convertible debt securities that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offering.

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Selling securityholders

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act, which are incorporated by reference.

Legal matters

Certain legal matters in connection with the offering, including the validity of the securities, will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for any underwriters by counsel named in the applicable prospectus supplement.

Independent registered public accounting firm

The consolidated financial statements of ARRIS Group, Inc. appearing in ARRIS Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein), and ARRIS Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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$225,000,000

     % Convertible Senior Notes due 2026

Joint Book-Running Managers

UBS Investment Bank	Deutsche Bank Securities

          , 2006